ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062



File No. 82-34783
February 28, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

T&D Holdings, Inc. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated February 16, 2006 and entitled "Notice Concerning the Issuance of New Shares and Secondary Offering of Offered Shares";

2. Consolidated Financial Summary (For the nine months ended December 31, 2005) dated February 16, 2006;

3. Non-Consolidated Financial Summary (For the nine months ended December 31, 2005) dated February 16, 2006;

4. Non-Consolidated Financial Summary (Financial Summary for Taiyo Life Insurance Company) dated February 16, 2006 and Supplementary Materials for the Nine Months Ended December 31, 2005;

5. Non-Consolidated Financial Summary (Financial Summary for Daido Life Insurance Company) dated February 16, 2006 and Supplementary Materials for the Nine Months Ended December 31, 2005;

dw 3/6

6. Non-Consolidated Financial Summary (Financial Summary for T&D Financial Life Insurance Company) dated February 16, 2006 and Supplementary Materials for the Nine Months Ended December 31, 2005; and

7. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,



Hironori Shibata

Enclosure


T&D
T&D Life Group

February 16, 2006

T&D Holdings, Inc.
Representative: Naoteru Miyato, President
Security Code: 8795

Notice Concerning the Issuance of New Shares and Secondary Offering of Issued Shares

At a meeting held on February 16, 2006, the Board of Directors of T&D Holdings, Inc. (the "Company") resolved as follows with respect to the issuance of new shares and a secondary offering of shares of common stock of the Company in Japan.

1. Issuance of new shares by way of public offering

(1) Number of shares to be issued:
4,200,000 shares of common stock of the Company

(2) Issue price:
Issue price is to be determined on any day between Monday, March 6, 2006 and Wednesday, March 8, 2006 (the"Issue Price Determination Date"), according to the method prescribed in Article 7-2 of the Fair Business Practice Regulations No. 14 set forth by the Japan Securities Dealers Association.

(3) Portion of the issue price which will not be transferred to stated capital:
The amount of a portion of the issue price which will not be transferred to stated capital shall be the amount of the issue price to be decided in accordance with (2) above after deduction of the amount to be transferred to stated capital. The amount to be transferred to stated capital shall be the issue price multiplied by 0.5, with any fraction less than one yen being rounded up to the nearest full yen.

(4) Method of offering:
The offering is to be made to the public in Japan and the Company will cause several underwriters to jointly and severally subscribe and purchase all shares to be issued for that purpose.
The issue price is to be determined, based on the provisional price, which is equal to the closing share price of the Company at the Tokyo Stock Exchange, Inc. on the Issue Price Determination Date (if the closing price is not available on such day, the closing price of the nearest preceding day will apply) multiplied by a number between 0.90 and 1.00, with any fraction less than one yen being disregarded, taking into consideration market demand, according to the method prescribed in Article 7-2 of the Fair Business Practice Regulations No. 14 set forth by the Japan Securities Dealers Association.

(5) Commission to the underwriters:
The Company will pay no commission fee to the underwriters, and in lieu of a commission fee, the difference between the issue price to be paid to the Company and the offer price in the public offering will be retained by the underwriters.

(6) Offering period:
From Thursday, March 9, 2006 to Monday, March 13, 2006. The period is subject to acceleration, based on market demand, and the earliest period shall be from Tuesday, March 7, 2006 to Thursday, March 9, 2006.

(7) Payment date:
Any day from Tuesday, March 14, 2006 to Thursday, March 16, 2006. Specifically, as mentioned in (6) above, the offering period is subject to acceleration based on market demand, and, in the event of acceleration the earliest payment date will be March 14, 2006.

(8) Initial date for dividend accrual:
Saturday, October 1, 2005

(9) Unit of offering:
50 shares

(10) The Company authorizes Naoteru Miyato, its President, to determine any matter necessary for the issuance of new shares by way of public offering described above, including the issue price and the portion of the issue price which will not be transferred to stated capital.

(11) The issuance of new shares by way of public offering described above is conditional upon the effectiveness of the registration made under a Securities Registration Statement filed by the Company pursuant to the Securities and Exchange Law of Japan.

2. Secondary offering by way of over-allotment (See "(Reference) 1. Secondary offering by way of over-allotment")

(1) Number of shares to be offered and sold:
630,000 shares
The number of shares mentioned above is the maximum number of shares to be sold through secondary offering by way of over-allotment. This number may decrease or the offering of shares by way of over-allotment itself may be cancelled based on market demand. The number of shares to be sold shall be determined on the Issue Price Determination Date.

(2) Selling shareholder:
Nomura Securities Co., Ltd.

(3) Offer price:
Undetermined (the offer price shall be equal to the offer price in the public offering of new shares mentioned above and determined on the Issue Price Determination Date).

(4) Method of secondary offering:
Taking account of market demand for the public offering of new shares, Nomura Securities Co., Ltd. shall make the secondary offering of shares which it will borrow from a shareholder of the Company.

(5) Subscription period:

The subscription period shall be the same as that for the public offering of new shares set forth above.

(6) Delivery date:
The delivery date shall be the next business day following the payment date of the issuance of new shares by way of public offering set forth above.

(7) Unit of offering:
50 shares

(8) The Company authorizes Naoteru Miyato, its President, to determine any matter necessary for the secondary offering, including the offer price.

(9) The sale of the shares under this secondary offering is conditional upon the effectiveness of the registration made under a Securities Registration Statement filed by the Company pursuant to the Securities and Exchange Law of Japan.

3. Issue of new shares by way of third party allotment (See "(Reference) 1. Secondary offering by way of over-allotment")

(1) Number of shares to be issued:
630,000 shares

(2) Issue price:
Issue price shall be equal to the issue price in the public offering of new shares set forth above, and determined on the Issue Price Determination Date.

(3) Portion of the issue price which will not be transferred to stated capital:
The amount of a portion of the issue price which will not be transferred to stated capital shall be the amount of the issue price to be decided in accordance with (2) above after deduction of the amount to be transferred to stated capital. The amount to be transferred to stated capital shall be the issue price multiplied by 0.5, with any fraction less than one yen being rounded up to the nearest full yen.

(4) Number of shares and party to receive allocation:
Nomura Securities Co., Ltd. 630,000 shares

(5) Offering date:
Tuesday, March 28, 2006

(6) Payment date:
Tuesday, March 28, 2006

(7) Initial date for dividend accrual:
Saturday, October 1, 2005

(8) Unit of offering
50 shares

(9) Shares which are not subscribed by the offering date set forth in 3. (5) above will not be issued.

(10) The Company authorizes Naoteru Miyato, its President, to determine any matter necessary for the issuance of new shares by way of third party allotment described above, including the issue price and the portion of the issue price which will not be transferred to stated capital.

(11) The issuance of new shares by way of third party allotment described above is conditional upon the effectiveness of the registration made under a Securities Registration Statement filed by the Company pursuant to the Securities and Exchange Law of Japan.

(Reference)

1. Secondary offering by way of over-allotment

The secondary offering by way of over-allotment will be made by Nomura Securities Co., Ltd. along with, and taking into account market demand for, the public offering of new shares set out in "1. Issuance of new shares by way of public offering" above, by utilizing shares to be borrowed by Nomura Securities Co., Ltd. from Nomura Holdings, Inc., a shareholder of the Company. The number of shares to be offered and sold through secondary offering by way of over-allotment mentioned above is the maximum number of shares to be sold. This number may decrease or the offering of shares by way of over-allotment itself may be cancelled based on market demand.

In connection with this offering, at a meeting held on February 16, 2006 the Board of Directors of the Company resolved to issue of new shares to Nomura Securities Co., Ltd. by way of third party allotment in order for Nomura Securities Co., Ltd. to return such shares to Nomura Holdings, Inc. The payment date of this issuance of new shares by way of third party allotment is Tuesday, March 28, 2006.

Nomura Securities Co., Ltd. may purchase shares ("Syndicate Cover Transactions") on the Tokyo Stock Exchange, Inc., up to the number of shares offered in the offering by way of over-allotment. Such purchase would be made between the day immediately following the last day of the subscription period for the secondary offering by way of over-allotment and Monday, March 20, 2006 (the "Syndicate Cover Transaction Period"). Shares purchased through the Syndicate Cover Transactions will be used to return borrowed shares.

During the Syndicate Cover Transaction Period, there may be no Syndicate Cover Transactions at all, or the transactions may be ceased before the maximum number of shares to be purchased, at the discretion of Nomura Securities Co., Ltd.

Nomura Securities Co., Ltd. may also conduct stabilizing transactions with regard to shares during the subscription period for the public offering of new shares and the secondary offering by way of over-allotment. Shares purchased through such stabilizing transactions may be used to return borrowed shares.

Nomura Securities Co., Ltd. will subscribe new shares to be issued by way of third party allotment of such number of residual borrowed shares after the Syndicate Cover Transactions and stabilizing transactions. Therefore, some or all of the new shares to be issued by way of third party allotment may not be subscribed by Nomura Securities Co., Ltd. and, consequently, the number of new shares to be issued by way of third party allotment may be decreased or the issuance of new shares by way of third party allotment may be canceled.

2. Change in number of issued shares as a result of the public offering and third-party allotment

Number of current issued shares	241,500,000 shares
Number of shares resulting from the issuance of new shares by way of public offering	4,200,000 shares
Number of issued shares after the issuance of new shares by way of public offering	245,700,000 shares
Number of shares resulting from the issuance of new shares by way of third-party allotment	630,000 shares (1)
Number of issued shares after the issuance of new shares by way of third-party allotment	246,330,000 shares (1)

Note:

(1) These numbers assume that the maximum number of shares to be issued by way of third party allotment described above are subscribed for by, and issued to, Nomura Securities Co., Ltd.

3. Use of proceeds

We expect to receive net proceeds of approximately ¥ 31,746 million from the issuance of new shares by way of public offering. Out of such ¥ 31,746 million, we will invest ¥ 31,000 million in the equity of our wholly-owned subsidiary, T&D Financial Life Insurance Company, to strengthen its financial soundness to achieve medium-term growth. The balance, together with the amount raised by the issuance of new shares by way of third party allotment, will be utilized as working capital of the Company. T&D Financial Life Insurance Company intends to use the net proceeds to invest in its business corresponding to the expansion of sales of insurance products through banks.

The Company intends to use the net proceeds mainly to strengthen T&D Financial Life Insurance Company's financial soundness to achieve medium-term growth. We anticipate that this will contribute to the increase of Group corporate value.

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on February 16, 2006 by T&D Holdings, Inc. The purpose of this press release is to make a general public announcement of the public offering of new shares and the secondary offering of the shares. It has not been prepared for the purpose of soliciting investments in the shares.

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp

CONSOLIDATED FINANCIAL SUMMARY

(For the nine months ended December 31, 2005)

February 16, 2006

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: Yes. Accounting standards of impairment of fixed assets have been applied since the three months ended June 30, 2005.
(3) Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries:	16
Number of non-consolidated subsidiaries accounted for by the equity method:	0
Number of affiliates accounted for by the equity method:	2

(4) Changes in Scope of Consolidation and Application of Equity Method: None

2. Consolidated Operating Results for the Nine Months Ended December 31, 2005 (April 1, 2005 - December 31, 2005)

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data from the previous term of the nine months ended December 31, 2004 and the year ended March 31, 2005. Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	%change
Nine months ended Dec. 31, 2005	¥1,831,931 million	4.3	¥88,104 million	5.8	¥20,574 million	(35.0)
Nine months ended Dec. 31, 2004	¥1,756,444 million	—	¥83,237 million	—	¥31,643 million	—
Year Ended March 31, 2005	¥2,316,781 million	—	¥108,838 million	—	¥37,131 million	—

	Net Income per Share	Net Income per Share (Fully Diluted)
Nine months ended Dec. 31, 2005	¥85.21	—
Nine months ended Dec. 31, 2004	¥133.97	—
Year Ended March 31, 2005	¥155.41	—

Notes:

1. *Equity in net gain of affiliated companies: ¥15 million for the nine months ended December 31, 2005; ¥12 million for the nine months ended December 31, 2004; ¥16 million for the year ended March 31, 2005*
2. *Average number of outstanding shares during the term (consolidated): for the nine months ended December 31, 2005: 241,452,924; for the nine months ended December 31, 2004: 236,184,278; for the fiscal year ended March 31, 2005: 237,486,517*
3. *% change for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Dec. 31, 2005	¥13,765,261 million	¥994,232 million	7.2%	¥4,117.84
As of Dec. 31, 2004	¥12,991,400 million	¥556,089 million	4.3%	¥2,302.93
As of March 31, 2005	¥13,043,431 million	¥582,331 million	4.5%	¥2,410.76

Note: Number of outstanding shares at the end of the term (consolidated): as of December 31, 2005: 241,444,868; as of December 31, 2004: 241,469,455; as of March 31, 2005: 241,461,460

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Nine months ended Dec. 31, 2005	¥61,582 million	¥(196,982) million	¥(15,139) million	¥715,572 million
Nine months ended Dec. 31, 2004	¥(101,608) million	¥327,011 million	¥37,246 million	¥940,234 million
Year Ended March 31, 2005	¥(33,775) million	¥200,155 million	¥27,189 million	¥870,062 million

3. Consolidated Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

	Ordinary Revenues	Ordinary Profit	Net Income
Year ending March 31, 2006	¥2,300,000 million	¥120,000 million	¥29,000 million

Note: Projected net income per share for the year ending March 31, 2006 is ¥120.11.

The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

4. Financial Review

1. Consolidated Results of Operations

For the nine months ended December 31, 2005, ordinary revenues increased ¥75.4 billion (4.3 percent) from the level of the same term of the previous fiscal year, to ¥1,831.9 billion, which was a total of income from insurance premiums of ¥1,427.6 billion (up 8.5 percent), investment income of ¥346.1 billion (up 44.6 percent), other ordinary income of ¥58.1 billion (down 71.2 percent) and other income.

Ordinary expenses increased ¥70.6 billion (4.2 percent) from the level of the same term of the previous fiscal year, to ¥1,743.8 billion, which was a total of insurance claims and other payments of ¥1,345.2 billion (down 3.4 percent), provision for policy and other reserves of ¥108.2 billion (up 13,419.0 percent), investment expenses of ¥76.3 billion (up 19.8 percent), operating expenses of ¥158.0 billion (up 1.9 percent), and other ordinary expenses of ¥55.9 billion (down 9.3 percent) .

As a result, ordinary profit increased by ¥4.8 billion (5.8 percent), to ¥88.1 billion. Ordinary profit increased, due mainly to an improvement of capital gains and losses, including gains on sales of securities resulting from an improved investment environment, such as in a rise in stock prices despite a decrease in income from interest and dividends, attributed to the prolongation of low interest rates.

Extraordinary gains decreased 54.5 percent, to ¥1.3 billion, and extraordinary losses increased 201.8 percent, to ¥29.0 billion. An impairment loss of ¥3.3 billion, provision for reserve for price fluctuations of ¥21.9 billion, and other extraordinary losses of ¥2.0 billion, resulting from the premium severance payment for voluntary retirements by the inter-group reorganization of the in-house sales representatives' channel of T&D Financial Life were included in the extraordinary losses.

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income decreased ¥11.0 billion (35.0 percent), from the level of the same term of the previous fiscal year, to ¥20.5 billion.

Net income decreased, due mainly to an increase in extraordinary losses, including an increase in the provision for reserve for price fluctuations, while ordinary profit increased.

2. Consolidated Financial Position

(1) Balance Sheets

As of December 31, 2005, total assets amounted to ¥13,765.2 billion (up 5.5 percent from March 31, 2005), mainly consisting of securities centered on public and corporate bonds amounting to ¥9,574.0 billion (up 8.4 percent), loans of ¥2,636.6 billion (down 3.6 percent) and cash and deposits of ¥399.8 billion (up 15.7 percent).

Total liabilities were ¥12,769.5 billion (up 2.5 percent), and policy reserves accounting for a substantial portion of them amounted to ¥12,185.4 billion (up 0.8 percent).

Total equity was ¥994.2 billion (up 70.7 percent), of which net unrealized gains on securities was ¥648.1 billion (up 163.0 percent).

(2) Cash Flows

Cash flows for the nine months ended December 31, 2005, were as follows.

Net cash provided by operating activities increased ¥163.1 billion from the level of the same term of the previous fiscal year, amounted to ¥61.5 billion, due mainly to an increase in income from insurance premiums and a decrease in the amount of insurance claims and other payments.

Net cash used in investing activities increased ¥523.9 billion from the level of the same term of the previous fiscal year, amounted to ¥196.9 billion. This was due mainly to a decline in cash flow from investments in loans.

Net cash used in financing activities increased ¥52.3 billion from the level of the same term of the previous fiscal year, and amounted to ¥15.1 billion. This is due mainly to a decrease in sales of treasury stock, dividends paid, and redemptions of commercial paper.

As a result, cash and cash equivalents as of December 31, 2005, totaled ¥715.5 billion, down ¥154.4 billion from the beginning of the fiscal year.

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the nine months ended December 31, 2005, Taiyo Life's ordinary revenues decreased ¥50.1 billion (5.7 percent) from the level of the same term of the previous fiscal year, to ¥828.7 billion, which was a total of income from insurance premiums of ¥619.3 billion (up 7.0 percent), investment income of ¥143.6 billion (up 10.6 percent), and other ordinary income of ¥65.7 billion (down 61.4 percent).

Ordinary expenses decreased ¥64.7 billion (7.5 percent) from the level of the same term of the previous fiscal year, to ¥795.8 billion, which was a total of insurance claims and other payments of ¥668.7 billion (down 7.8 percent), investment expenses of ¥38.2 billion (down 8.8 percent), operating expenses of ¥62.1 billion (down 0.7 percent) and others.

As a result, ordinary profit increased by ¥14.5 billion, or 79.3 percent, to ¥32.9 billion. Ordinary profit increased due mainly to an improvement in capital gains and losses, including gains on sales of securities.

Extraordinary gains decreased 99.0 percent, to ¥0.0 billion, and extraordinary losses increased 118.2 percent, to ¥15.5 billion. The impairment loss of ¥3.0 billion and provision for reserve for price fluctuations of ¥12.1 billion were included in the extraordinary losses.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income decreased ¥2.0 billion, or 34.9 percent from the level of the same term of the previous fiscal year, to ¥3.8 billion.

Net income decreased, due mainly to an increase in extraordinary losses, including an increase in the provision for reserve for price fluctuations, while ordinary profit increased.

Daido Life Insurance Company:

For the nine months ended December 31, 2005, Daido Life's ordinary revenues increased ¥0.7 billion (0.1 percent) from the level of the same term of the previous fiscal year, to ¥795.9 billion, which was a total of income from insurance premiums of ¥647.3 billion (down 1.3 percent), investment income of ¥127.6 billion (up 23.6 percent), and other ordinary income of ¥21.0 billion (down 41.6 percent).

Ordinary expenses increased ¥9.4 billion (1.3 percent) from the level of the same term of the previous fiscal year, to ¥735.0 billion, which was a total of insurance claims and other payments of ¥606.0 billion (down 0.6 percent) and investment expenses of ¥36.6 billion (up 61.1 percent), operating expenses of ¥81.8 billion (down 0.4 percent) and others.

As a result, ordinary profit decreased by ¥8.6 billion (12.4 percent), to ¥60.9 billion. Ordinary profit decreased due mainly to a decrease in income from interest and dividends.

Extraordinary gains decreased 86.0 percent, to ¥1.0 billion, and extraordinary losses increased 507.2 percent, to ¥11.0 billion. The impairment loss of ¥0.2 billion and provision for reserve for price fluctuations of ¥9.6 billion were included in the extraordinary losses.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income increased ¥0.5 billion, or 2.3 percent from the level of the same term of the previous fiscal year, to ¥23.6 billion. Net income increased, due mainly to a decrease in deferred income taxes, while ordinary profit decreased.

T&D Financial Life Insurance Company:

For the nine months ended December 31, 2005, T&D Financial Life's ordinary revenues increased ¥156.4 billion (172.3 percent) from the level of the same term of the previous fiscal year, to ¥247.2 billion, which was a total of income from insurance premiums of ¥160.9 billion (up 99.1 percent), investment income of ¥77.5 billion (up 948.4 percent), and other ordinary income of ¥8.7 billion (up 243.2 percent).

Ordinary expenses increased ¥160.5 billion (169.4 percent) from the level of the same term of the previous fiscal year, to ¥255.3 billion, which was a total of insurance claims and other payments of ¥70.4 billion (up 24.9 percent), provision for policy and other reserves of ¥158.8 billion (up 704.8 percent), investment expenses of ¥2.9 billion (up 842.1 percent), operating expenses of ¥16.3 billion (up 36.3 percent) and other factors.

As a consequence, ordinary losses increased by ¥4.1 billion (103.0 percent), to ¥8.1 billion. Ordinary losses increased due mainly to an increase in operating expenses. These include agents fees resulting from solid sales of new variable-annuity products guaranteeing minimum living benefits, which were introduced in March 2005.

Extraordinary gains were ¥0.0 billion (down 97.4 percent), and extraordinary losses were ¥2.4 billion (up 278.2 percent). A ¥2.0 billion-other extraordinary losses, including premium severance payment for voluntary retirements by the inter-group reorganization of the in-house sales representatives' channel, was included in the extraordinary losses. The company did not post an impairment loss.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income decreased ¥19.5 billion from ¥11.3 billion of the same term of the previous fiscal year, and the company posted a net loss of ¥8.2 billion.

Net income decreased, due mainly to an increase in ordinary losses, and deferred income tax returns became negative, resulting from a decline in the positive effect of adopting a consolidation taxation system.

(2) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the nine months ended December 31, 2005, decreased 1.7 percent over the same term of the previous fiscal year, to ¥2,354.1 billion.

The amount of surrender and lapse of individual insurance and annuities increased 16.9 percent over the same term of the previous fiscal year, to ¥1,246.7 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of December 31, 2005, increased 4.0 percent over the same term-end of the previous fiscal year (increased 3.9 percent from the previous fiscal year-end), to ¥17,626.8 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) the nine months ended December 31, 2005, decreased 1.6 percent over the same term of the previous fiscal year, to ¥3,416.8 billion.

The amount of surrender and lapse of individual insurance and annuities decreased 1.3 percent over the same term of the previous fiscal year, to ¥2,342.0 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of December 31, 2005, increased 0.9 percent over the same term-end of the previous fiscal year (increased 0.9 percent from the previous fiscal year-end), to ¥40,049.8 billion.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities for the nine months ended December 31, 2005, decreased 40.4 percent over the same term of the previous fiscal year, to ¥136.0 billion.

The amount of surrender and lapse of individual insurance and annuities increased 3.1 percent over the same term of the previous fiscal year, to ¥339.2 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of December 31, 2005, decreased 7.9 percent over the same term-end of the previous fiscal year (decreased 6.7 percent from the previous fiscal year-end), to ¥2,718.6 billion.

(3) Other Material Items

Taiyo Life Insurance Company:

Taiyo Life's core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the nine months ended December 31, 2005, recorded ¥26.0 billion, up 9.5 percent from the same term of the previous fiscal year, after compensating for a negative spread of ¥31.8 billion (up 2.9 percent).

As of December 31, 2005, Taiyo Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,083.9 percent, up 218.2 percent from the 865.7 percent at the end of the previous fiscal year. The value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥757.3 billion, up ¥293.0 billion from the ¥464.2 billion posted at the previous fiscal year-end.

Daido Life Insurance Company:

Daido Life posted ¥68.1 billion in its core profit for the nine months ended December 31, 2005, a decrease of 8.8 percent from the same term of the previous fiscal year, after compensating for a negative spread of ¥26.1 billion (up 36.5 percent).

As of December 31, 2005, Daido Life's solvency margin ratio was 1,252.8 percent, up 215.6 percent from the 1,037.2 percent at the end of the previous fiscal year. The value of adjusted net assets amounted to ¥1,018.1 billion, up ¥348.5 billion from the ¥669.6 billion posted at the previous fiscal year-end.

T&D Financial Life Insurance Company:

Due mainly to amortization of goodwill of ¥4.8 billion (0.0 percent) and a negative spread of ¥3.4 billion (down 5.6 percent), T&D Financial Life marked a loss of ¥5.7 billion (up 77.4 percent) in its core profit for the nine months ended December 31, 2005.

As of December 31, 2005, T&D Financial Life's solvency margin ratio was 1,066.7 percent, up 345.0 percent from the 721.7 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets amounted to ¥37.9 billion, down ¥3.2 billion from the ¥41.1 billion posted at the end of the previous fiscal year.

(4) Financial Position

Taiyo Life Insurance Company:

As of December 31, 2005, total assets amounted to ¥6,539.3 billion (up 4.2 percent from March 31, 2005), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,489.5 billion (up 10.0 percent), loans of ¥1,593.0 billion (down 6.2 percent), property and equipment of ¥170.1 billion (down 3.6 percent), monetary claims purchased of ¥106.1 billion (up 27.4 percent), and call loans of ¥96.3 billion (down 36.0 percent).

Total liabilities were ¥6,131.0 billion (up 1.2 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,877.9 billion (down 0.7 percent).

Total equity was ¥408.2 billion (up 85.8 percent), of which net unrealized gains on securities was ¥291.4 billion (up 176.5 percent).

Daido Life Insurance Company:

As of December 31, 2005, total assets amounted to ¥6,300.8 billion (up 5.3 percent from March 31, 2005), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,310.9 billion (up 4.3 percent), loans of ¥1,046.4 billion (up 0.6 percent), cash and deposits of ¥264.6 billion (up 13.7 percent), monetary trusts of ¥233.6 billion (up 8.8 percent), monetary claims purchased of ¥174.3 billion (up 95.9 percent), and property and equipment of ¥142.9 billion (down 2.9 percent).

Total liabilities were ¥5,752.6 billion (up 1.5 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,464.9 billion (down 0.4 percent).

Total equity was ¥548.1 billion (up 72.4 percent), of which net unrealized gains on securities was ¥356.3 billion (up 152.5 percent).

T&D Financial Life Insurance Company:

As of December 31, 2005, total assets amounted to ¥873.9 billion (up 20.2 percent from March 31, 2005), mainly consisting of securities amounting to ¥780.0 billion (up 24.9 percent), cash and deposits of ¥46.8 billion (up 10.5 percent), and loans of ¥14.1 billion (down 4.1 percent).

Total liabilities were ¥856.7 billion (up 22.0 percent), and policy reserves accounting for a substantial portion of them amounted to ¥841.6 billion (up 22.9 percent).

Total equity was ¥17.1 billion (down 31.4 percent), of which net unrealized gains on securities was ¥0.2 billion (¥(0.1) billion as of March 31, 2005).

4. Forecasts for the Year Ending March 31, 2006 (Apr. 1, 2005 – Mar. 31, 2006)

Based on business results for the nine months ended December 31, 2005, earnings forecasts for the fiscal year ending March 31, 2006, were revised as follows.

(1) Consolidated

(Billions of Yen)

	Previous Forecast (A) (as of May 19, 2005)	Revised Forecast (B)	Amount of Change (A)−(B)	Percentage of Change (%)
Ordinary Revenues	2,170.0	2,300.0	130.0	6.0
Ordinary Profit	95.0	120.0	25.0	26.3
Net Income	26.0	29.0	3.0	11.5

Principal reasons for the revisions to earnings forecasts:

Ordinary Profit

Due mainly to an improved investment environment, such as in a rise in stock prices, an improvement of capital gains and losses (including gains on sales of securities) is expected, and therefore the forecast for consolidated ordinary profit for the fiscal year ending March 31, 2006, is revised upward by ¥25.0 billion (or 26.3 percent) from the initially-predicted ¥95.0 billion to ¥120.0 billion.

Net Income

Although ordinary profit is expected to be larger by ¥25.0 billion than the previous forecast, additional internal reserves (for price fluctuations and contingencies) are expected to be set aside, and therefore the forecast of consolidated net income for the fiscal year ending March 31, 2006, is revised upward by ¥3.0 billion (or 11.5 percent) from the initially-predicted ¥26.0 billion to ¥29.0 billion.

Reference: Forecasts for the Year Ending March 31, 2006, of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of Yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,060.0	1,030.0	260.0
change	20.0	50.0	50.0
Ordinary Profit	41.0	91.0	(13.0)
change	11.0	15.0	-
Core Profit	34.0	89.0	(10.0)
change	1.0	3.0	2.0
Net Income	4.0	36.0	(12.0)
change	1.0	4.0	(2.0)

Note: "change" represents the amount change from the previous forecasts announced on May 19, 2005.

(2) Non-consolidated forecasts for T&D Holdings

The earnings forecasts for the fiscal year ending March 31, 2006, have not changed from those announced on May 19, 2005, as follows.

(Billions of Yen)

	Operating Income	Ordinary Profit	Net Income
Year-End	13.0	11.0	11.0

5. Dividend Forecast for the Year Ending March 31, 2006

T&D Holdings' basic profit distribution policy is to retain necessary internal reserves for the group as a whole, in order to maintain a sound business base for the subsidiaries. T&D Holdings also pursues policies aimed at increasing shareholder value and paying stable dividends.

In consideration of these policies, we have revised the dividend forecast from ¥45 to ¥55 per share for the fiscal year ending March 31, 2006.

(Yen)

	Previous Forecast (as of May 19, 2005)	Revised Forecast	(Reference) Fiscal year ended March 31, 2005
Annual Dividend per Share	¥45	¥55	¥45
Interim	-	-	-
Year-End	¥45	¥55	¥45

Unaudited Consolidated Condensed Quarterly Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Consolidated Condensed Balance Sheets
Unaudited Consolidated Condensed Statements of Operations
Unaudited Consolidated Condensed Statements of Surplus
Unaudited Consolidated Condensed Statements of Cash Flows
Notes to Unaudited Consolidated Condensed Quarterly Financial Statements

Unaudited Consolidated Condensed Balance Sheets

	As of December 31, 2004	As of December 31, 2005	Increase (decrease)	Increase (decrease) (%)	As of March 31, 2005
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(%)	(Millions of yen)
Assets:					
Cash and deposits	¥ 642,582	¥ 399,825	¥ (242,756)	(37.8)%	¥ 345,565
Call loans	202,064	166,360	(35,704)	(17.7)	225,631
Monetary claims purchased	153,796	280,518	126,722	82.4	172,339
Monetary trusts	210,340	241,006	30,666	14.6	221,864
Securities	8,472,262	9,574,079	1,101,817	13.0	8,828,614
Loans	2,769,971	2,636,617	(133,354)	(4.8)	2,735,442
Property and equipment	341,914	320,216	(21,698)	(6.3)	333,102
Due from agencies	1,566	1,489	(76)	(4.9)	1,536
Due from reinsurers	5,102	7,395	2,293	44.9	6,081
Other assets	170,841	138,027	(32,813)	(19.2)	162,640
Deferred tax assets	25,950	593	(25,356)	(97.7)	13,071
Deferred tax assets on land revaluation	1,812	4,121	2,309	127.4	2,868
Reserve for possible loan losses	(6,802)	(4,991)	1,811	(26.6)	(5,327)
Total assets	¥12,991,400	¥13,765,261	¥ 773,860	6.0%	¥13,043,431
Liabilities:					
Policy reserves:					
Reserve for outstanding claims	¥ 75,294	¥ 66,590	¥ (8,703)	(11.6)%	¥ 75,033
Policy reserve	11,772,857	11,920,828	147,970	1.3	11,813,292
Reserve for policyholder dividends	210,215	198,039	(12,176)	(5.8)	204,665
Total policy reserves	12,058,367	12,185,458	127,090	1.1	12,092,991
Due to agencies	341	1,077	735	215.1	993
Due to reinsurers	837	834	(2)	(0.3)	758
Commercial paper	–	15,000	15,000	–	20,000
Subordinated bond	20,000	20,000	–	–	20,000
Other liabilities	200,146	161,612	(38,533)	(19.3)	168,323
Reserve for employees' retirement benefits	109,701	107,915	(1,785)	(1.6)	110,917
Reserve for directors' and corporate auditors' retirement benefits	2,910	3,244	334	11.5	3,042
Reserve for price fluctuations	41,559	64,595	23,035	55.4	42,669
Deferred tax liabilities	6	209,822	209,815	3,334,908.3	1
Total liabilities	12,433,870	12,769,560	335,689	2.7	12,459,696
Minority interests	1,440	1,468	27	1.9	1,403
Stockholder's equity:					
Common stock:					
Authorized – 966,000,000 shares Issued – 241,500,000 shares	100,000	100,000	–	–	100,000
Capital surplus	87,515	87,516	1	0.0	87,515
Retained earnings	175,104	190,816	15,712	9.0	180,592
Land revaluation	(33,094)	(31,948)	1,145	(3.5)	(32,037)
Net unrealized gains on securities	226,695	648,114	421,418	185.9	246,458
Translation adjustment	16	26	9	56.5	(6)
Treasury stock	(148)	(292)	(144)	97.0	(190)
Total stockholder's equity	556,089	994,232	438,143	78.8	582,331
Total liabilities, minority interests and stockholder's equity	¥12,991,400	¥13,765,261	¥ 773,860	6.0%	¥13,043,431

See notes to unaudited consolidated condensed quarterly financial statements.

Unaudited Consolidated Condensed Statements of Operations

	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (decrease)	Increase (decrease)	Year ended March 31, 2005
	(Millions of yen)		*(Millions of yen)*	*(%)*	*(Millions of yen)*
Ordinary revenues:					
Income from insurance premiums	¥1,315,399	¥1,427,618	¥ 112,219	8.5%	¥1,798,983
Investment income:					
Interest, dividends and income from real estate for rent	183,350	168,919	(14,431)	(7.9)	254,274
Gains from monetary trusts, net	3,782	–	(3,782)	(100.0)	3,846
Gains on investments in trading securities, net	1,098	15,067	13,968	1,271.4	4,885
Gains on sales of securities	41,256	60,121	18,865	45.7	56,116
Gains on redemptions of securities	163	467	304	186.0	165
Other investment income	2,316	2,028	(288)	(12.4)	3,454
Gains on separate accounts, net	7,461	99,535	92,074	1,234.0	13,395
Total investment income	239,430	346,139	106,709	44.6	336,139
Other ordinary income:					
Reversal of policy reserve	151,321	–	(151,321)	(100.0)	110,886
Other ordinary income	50,281	58,157	7,876	15.7	70,756
Total other ordinary income	201,603	58,157	(143,445)	(71.2)	181,643
Equity in net income of affiliated companies	12	15	3	24.6	16
Total ordinary revenues	1,756,444	1,831,931	75,486	4.3	2,316,781
Ordinary expenses:					
Insurance claims and other payments:					
Insurance claims	636,638	615,862	(20,775)	(3.3)	812,219
Annuity payments	106,756	115,644	8,887	8.3	136,486
Insurance benefits	227,510	219,738	(7,771)	(3.4)	321,420
Surrender payments	304,316	282,223	(22,092)	(7.3)	395,426
Other payments	116,642	111,758	(4,884)	(4.2)	160,081
Total insurance claims and other payments	1,391,863	1,345,226	(46,636)	(3.4)	1,825,635
Provision for policy and other reserves:					
Provision for policy reserve	–	107,536	107,536	–	–
Interest portion of reserve for policyholder dividends	801	761	(39)	(5.0)	1,055
Total provision for policy and other reserves	801	108,297	107,496	13,419.0	1,055
Investment expenses:					
Interest expense	1,239	1,246	6	0.5	1,646
Losses from monetary trusts net	–	1,316	1,316	–	–
Losses on sales of securities	20,437	16,103	(4,333)	(21.2)	33,222
Devaluation losses on securities	3,824	590	(3,233)	(84.5)	3,761
Amortization of securities	0	1	1	2,584.5	0
Losses from derivatives, net	25,096	43,416	18,319	73.0	33,300
Foreign exchange losses, net	3,692	3,845	152	4.1	4,907
Write-off of loans	28	57	29	103.9	76
Depreciation of real estate for rent	4,319	4,051	(267)	(6.2)	5,813
Other investment expenses	5,091	5,714	622	12.2	9,308
Total investment expenses	63,730	76,344	12,614	19.8	92,037
Operating expenses	155,143	158,035	2,891	1.9	205,681
Other ordinary expenses	61,668	55,921	(5,746)	(9.3)	83,534
Total ordinary expenses	1,673,206	1,743,826	70,619	4.2	2,207,943
Ordinary profit	¥ 83,237	¥ 88,104	¥ 4,866	5.8%	¥ 108,838

Unaudited Consolidated Condensed Statements of Operations (continued)

	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (decrease)		Year ended March 31, 2005
	(Millions of yen)		*(Millions of yen)*	*(%)*	*(Millions of yen)*
Extraordinary gains:					
Gains on sale of property and equipment	¥ 124	¥ 847	¥ 723	580.0%	¥ 963
Reversal of reserve for possible loan losses	2,705	325	(2,380)	(88.0)	3,020
Recoveries of bad debts previously written-off	134	204	70	52.5	158
Reversal of reserve for losses on sale of loans	64	–	(64)	(100.0)	64
Total extraordinary gains	3,029	1,377	(1,651)	(54.5)	4,207
Extraordinary losses:					
Losses on sale, disposal and devaluation of property and equipment	6,599	1,711	(4,887)	(74.1)	11,982
Impairment loss	–	3,370	3,370	–	–
Provision for reserve for price fluctuations	2,953	21,925	18,972	642.4	4,063
Other	82	2,071	1,988	2,418.7	82
Total extraordinary losses	9,635	29,078	19,443	201.8	16,128
Provision for reserve for policyholder dividends	34,019	29,413	(4,605)	(13.5)	44,977
Income before income taxes	42,612	30,990	(11,622)	(27.3)	51,940
Income taxes:					
Current	(512)	15,393	15,906	–	1,607
Deferred	11,394	(5,076)	(16,470)	–	13,081
Minority interests	87	99	11	13.7	120
Net income	¥ 31,643	¥ 20,574	¥ (11,069)	(35.0)%	¥ 37,131

See notes to unaudited consolidated condensed quarterly financial statements.

Unaudited Consolidated Condensed Statements of Surplus

	Nine months ended December 31,		Year ended March 31,
	2004	2005	2005
		(Millions of yen)	
Capital surplus:			
Balance at beginning of period	¥ 80,054	¥ 87,515	¥ 80,054
Addition:			
Gains on sale of treasury stock	7,461	1	7,461
Balance at end of period	¥ 87,515	¥ 87,516	¥ 87,515
Retained earnings:			
Balance at beginning of period	¥150,637	¥180,592	¥150,637
Additions:			
Net income	31,643	20,574	37,131
Increase in retained earnings due to reversal of land revaluation	–	743	–
Total additions	31,643	21,317	37,131
Deductions:			
Dividends	6,750	10,865	6,750
Bonuses to directors and corporate auditors	180	227	180
Decrease in retained earnings due to reversal of land revaluation	246	–	246
Total deductions	7,177	11,093	7,177
Balance at end of period	¥175,104	¥190,816	¥180,592

See notes to unaudited consolidated condensed quarterly financial statements.

Unaudited Consolidated Condensed Statements of Cash Flows

	Nine months ended December 31,		Year ended March 31,
	2004	**2005**	**2005**
		(Millions of yen)	
Net cash provided by (used in) operating activities	¥(101,608)	¥ 61,582	¥ (33,775)
Net cash provided by (used in) investing activities	327,011	(196,982)	200,155
Net cash provided by (used in) financing activities	37,246	(15,139)	27,189
Effect of exchange rate changes on cash and cash equivalents	(2,686)	(3,950)	(3,777)
Net increase (decrease) in cash and cash equivalents	259,963	(154,490)	189,791
Cash and cash equivalents at beginning of period	680,270	870,062	680,270
Cash and cash equivalents at end of period	¥ 940,234	¥ 715,572	¥870,062

See notes to unaudited consolidated condensed quarterly financial statements.

Notes to Unaudited Consolidated Condensed Quarterly Financial Statements

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company") was established, as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life Companies"), have become wholly-owned subsidiaries, through share transfers. The business combination was accounted for as a pooling of interests.

The Company, including its domestic consolidated subsidiaries, maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

The accompanying consolidated condensed financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements" (Ministry of Financial Ordinance). In preparing the consolidated condensed financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These consolidated condensed financial statements have been prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the nine months ended December 31, 2005 was 16.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the nine months ended December 31, 2005 was two.

There are no affiliated companies which are accounted for under the cost method.

The financial statements of subsidiaries located outside Japan are prepared for the nine months ended September 30, 2005. Appropriate adjustments have been made for material transactions between September 30 and December 31, the date of the consolidated financial statements.

1. Summary of Significant Accounting Policies (continued)

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency assets and liabilities are translated into Japanese yen at foreign exchange rates prevailing as at December 31, 2005 except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting principles and practices in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in minority interests or "Translation Adjustments" in equity.

(d) Investments in securities other than those of subsidiaries and affiliates

Investments in securities other than those of subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities or policy-reserve-matching bonds. Available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") and trading securities are stated at fair value. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined on the moving average method.

Taiyo Life has set up "policy-reserve-matching bonds." The purpose of the policy-reserve-matching bonds is to reflect Taiyo Life's ALM (Asset Liability Management) activity in the financial statements. Taiyo Life holds these bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies. For the purpose of computing realized gains and losses, cost is determined by the moving average method.

1. Summary of Significant Accounting Policies (continued)

(d) Investments in securities other than those of subsidiaries and affiliates (continued)

Taiyo Life's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such bonds. Based on the guidelines, Taiyo Life categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years,' and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance.

Taiyo Life identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of Taiyo Life's underlying policies. Taiyo Life also periodically examines the duration matching effectiveness, by comparison of the bond's duration with that of underlying policies.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Three Life Companies' Self-Assessment Guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Three Life Companies provide specific reserves in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Three Life Companies provide for a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Three Life Companies' Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

Other consolidated subsidiaries also provide for their reserve for possible loan losses using the same procedures as the Three Life Companies. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Three Life Companies maintain a reserve for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the nine months, the Company provides three quarter of the estimated annual reserve.

1. Summary of Significant Accounting Policies (continued)

(g) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Three Life Companies maintain a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve of the accompanying consolidated financial statements is established pursuant to the net level premium method. This method assumes a constant or level amount of net insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The net insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

For the calculation of the reserve for the insurance contracts whose condition were changed under Article 69-4-4 of the Enforcement Regulation of the Insurance Business Law, T&D Financial Life applies Zillmer Method of which period is the premium paying year of the contracts.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Three Life Companies are required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or termination of employment for reasons other than dismissal.

The Company and its consolidated subsidiaries set up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of service approach.

Unrecognized net actuarial gains or losses and gains on plan amendments are charged or credited to income when incurred.

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company and certain domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

1. Summary of Significant Accounting Policies (continued)

(i) *Reserve for directors' and corporate auditors' retirement benefits (continued)*

The Company and these certain domestic consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on an actuarial calculation of the value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/years-of service approach.

For nine months, the Company provides three quarter of the estimated annual provision.

(j) Income taxes

The Company adopts the consolidated corporate-tax system. The consolidated corporate-tax system allows companies to pay taxes based on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. Due to the adoption of the consolidated corporate-tax system, a portion of valuation allowance for deferred tax assets was reduced in respect of certain consolidated subsidiaries' tax loss carryforwards for which there had been uncertainty regarding realization.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial reporting purposes and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial reporting purposes and tax purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives ranging from 3 to 50 years for buildings and structures and from 2 to 20 years for equipment.

(l) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(m) Goodwill

The excess of cost over underlying net assets at acquisition, which is included in other assets, is amortized under the straight-line method over 5 years.

1. Summary of Significant Accounting Policies (continued)

(n) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to be accounted for as operating lease transactions.

The Company and its consolidated subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect to non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to expense when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets in the accompanying balance sheets. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(o) Land revaluation

Taiyo Life revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses are not charged to income but are reported as a separate component of equity, net of income taxes. In case the Company sells a part of such revalued land, related revaluation gains or losses are transferred to retained earnings. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively.

(p) Derivative financial instruments

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but the contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Changes in fair value of derivatives designated as fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the balance sheet and are reclassified into income when the related hedged item impacts income.

The effectiveness of the hedging is measured by reference to the market fluctuations or the cash flow fluctuations as they affect the particular hedged item and hedging instrument.

1. Summary of Significant Accounting Policies (continued)

(p) Derivative financial instruments (continued)

Taiyo Life uses deferral hedge and fair value hedge. The special treatment for interest rate swaps is applied only where the interest rate swaps satisfy the requirements for hedge accounting. The hedge instruments and hedge items applied the hedge accounting as of December 31, 2005 are follows.

a. Hedge instrument: Interest rate swaps
   Hedge item: Loans

b. Hedge instrument: Foreign exchange contracts
   Hedge item: Foreign currency denominated bonds

c. Hedge instrument: Individual stock options
   Hedge item: Domestic equities

d. Hedge instrument: Margin transactions
   Hedge item: Domestic equities

Daido Life uses fair value hedge and deferral hedge. The assignment accounting for Foreign exchange contracts with certificates of deposit in foreign currency as the hedge item is applied only where the hedge instrument satisfy the requirements. The hedge instruments and hedge items for Daido Life are follows.

a. Hedge instrument: Foreign exchange contracts
   Hedge item: Foreign currency denominated available for sale securities and certificates of deposit

b. Hedge instrument: Interest rate swaps
   Hedge item: Available for sale bonds

(q) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid are separately recorded on the balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(r) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

1. Summary of Significant Accounting Policies (continued)

(s) *Impairment of fixed assets*

Effective the nine months ended December 31, 2005, the Company adopted the "Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Council and Financial Accounting Standard Implementation Guidance No. 6, "Implementation Guidance for Impairment of Fixed assets" issued by Accounting Standard Board of Japan. The effect of this change was to decrease income before income tax by ¥3,370 million for the nine months ended December 31, 2005.

Fixed assets are shown net of impairment losses.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the nine months ended December 31, 2005)

February 16, 2006

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: Yes. Accounting standards of impairment of fixed assets have been applied since the three months ended June 30, 2005.

2. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2005 (April 1, 2005 - December 31, 2005)

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data from the previous term of the nine months ended December 31, 2004 and the year ended March 31, 2005. Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	%change
Nine months ended Dec. 31, 2005	¥12,949 million	44.3	¥11,083 million	66.3	¥11,098 million	89.4
Nine months ended Dec. 31, 2004	¥8,974 million	—	¥6,666 million	—	¥5,858 million	—
Year Ended March 31, 2005	¥26,016 million	—	¥23,144 million	—	¥22,337 million	—

	Net Income	% change	Net Income per Share	Net Income per Share (Fully Diluted)
Nine months ended Dec. 31, 2005	¥10,994 million	79.3	¥45.53	—
Nine months ended Dec. 31, 2004	¥6,130 million	—	¥25.38	—
Year Ended March 31, 2005	¥22,493 million	—	¥92.99	—

Notes:

1. *Average number of outstanding shares during the term: for the nine months ended December 31, 2005: 241,452,924; for the nine months ended December 31, 2004: 241,486,096; for the fiscal year ended March 31, 2005: 241,481,037.*
2. *% change for operating income and operating profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Dec. 31, 2005	¥569,368 million	¥554,608 million	97.4%	¥2,297.04
As of Dec. 31, 2004	¥544,653 million	¥538,297 million	98.8%	¥2,229.25
As of March 31, 2005	¥575,331 million	¥554,619 million	96.4%	¥2,296.77

Notes:

1. *Number of outstanding shares at the end of the term: as of December 31, 2005: 241,444,868; as of December 31, 2004: 241,469,455; as of March 31, 2005: 241,461,460.*
2. *Number of treasury stock at the end of the term: as of December 31, 2005: 55,132; as of December 31, 2004: 30,545; as of March 31, 2005: 38,540.*

3. Non-Consolidated Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

	Operating Income	Ordinary Profit	Net Income	Annual Dividends per Share	
				Year-End	
Year ending March 31, 2006	¥13,000 million	¥11,000 million	¥11,000 million	¥55.00	¥55.00

Note: Projected net income per share for the year ending March 31, 2006 is ¥45.56.

The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

T&D Holdings, Inc. Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of Dec. 31, 2004	As of Dec. 31, 2005	Increase (decrease)		As of March 31, 2005
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Current assets:					
Cash and deposits	3,618	14,770	11,151	308.2	10,549
Other current assets	1,564	15,177	13,613	870.3	25,362
Total current assets	5,183	29,948	24,765	477.8	35,912
Fixed assets:					
Tangible fixed assets	125	119	(6)	(5.4)	123
Intangible fixed assets	6	5	(1)	(15.5)	6
Investments and other assets:	539,337	539,295	(41)	(0.0)	539,289
Investments in subsidiaries	539,066	539,066	—	—	539,066
Other assets	271	229	(41)	(15.4)	223
Total fixed assets	539,470	539,420	(49)	(0.0)	539,419
Total assets	544,653	569,368	24,715	4.5	575,331
Liabilities:					
Current liabilities:					
Short-term debt	5,000	—	(5,000)	(100.0)	—
Other current liabilities	1,283	14,618	13,334	1,039.1	20,613
Total current liabilities	6,283	14,618	8,334	132.7	20,613
Fixed liabilities:					
Reserve for directors' and corporate auditors' retirement	72	142	70	97.1	99
Total fixed liabilities	72	142	70	97.1	99
Total liabilities	6,355	14,760	8,405	132.2	20,712
Stockholders' equity :					
Common stock	100,000	100,000	—	—	100,000
Capital surplus	432,316	432,317	1	0.0	432,316
Retained earnings	6,130	22,583	16,453	268.4	22,493
Treasury stock	(148)	(292)	(144)	97.0	(190)
Total stockholders' equity	538,297	554,608	16,310	3.0	554,619
Total liabilities and stockholders' equity	544,653	569,368	24,715	4.5	575,331

T&D Holdings, Inc. Unaudited Non-Consolidated Condensed Statements of Operations

(Millions of yen)

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2005	Increase (decrease)		Year ended March 31, 2005
	Amount	Amount	Amount	% change	Amount
				%	
Operating income:	8,974	12,949	3,975	44.3	26,016
Dividends on investments in subsidiaries	6,750	10,867	4,117	61.0	23,050
Fees and commissions received from subsidiaries	2,224	2,082	(142)	(6.4)	2,966
Operating expenses:	2,308	1,866	(442)	(19.1)	2,872
General and administrative expenses	2,308	1,866	(442)	(19.1)	2,872
Operating profit	6,666	11,083	4,417	66.3	23,144
Non-operating income	15	15	(0)	(0.1)	18
Non-operating expenses	822	—	(822)	(100.0)	825
Ordinary profit	5,858	11,098	5,239	89.4	22,337
Income before income taxes:	5,858	11,098	5,239	89.4	22,337
Current income taxes	(155)	79	235	—	(31)
Deferred income taxes	(115)	25	140	—	(124)
Net income	6,130	10,994	4,863	79.3	22,493
Unappropriated retained earnings at beginning of period	—	11,589	11,589	—	—
Unappropriated retained earnings at end of period	6,130	22,583	16,453	268.4	22,493

(Reference)

Non-Consolidated Financial Data of the Three Life Insurance Companies for the Nine Months Ended December 31, 2005

1. Sales Results (Individual insurance and annuities)

(Billions of Yen)

Nine Months Ended December 31, 2005	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New Policy Amount	5,907.0	(3.1%)	2,354.1	(1.7%)	3,416.8	(1.6%)	136.0	(40.4%)
Surrender and Lapse Amount	3,928.0	4.3%	1,246.7	16.9%	2,342.0	(1.3%)	339.2	3.1%
Surrender and Lapse Rate	-	-	7.35%	0.72point	5.90%	(0.14point)	11.65%	1.15point
Policy Amount in Force	60,395.4	1.4%	17,626.8	4.0%	40,049.8	0.9%	2,718.6	(7.9%)
Annualized Premiums of New Policies	108.5	2.8%	33.6	(9.1%)	64.4	2.1%	10.4	92.5%
3rd Sector Products	14.8	(3.2%)	11.4	2.1%	3.1	12.0%	0.2	(78.4%)
Annualized Premiums of Total Policies	1,464.2	(0.7%)	705.1	(5.0%)	684.3	2.6%	74.6	12.7%
3rd Sector Products	178.1	0.6%	109.1	3.1%	60.9	(1.5%)	8.0	(14.2%)

Notes:

1. New policy amount includes increase from conversion.

2. Surrender and lapse rate is not annualized.

3. % Change is presented in comparison with the same term of the previous fiscal year (hereinafter, same if not mentioned otherwise).

2. Summary of Operations

(Billions of Yen)

Nine Months Ended December 31, 2005	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary Revenues	1,831.9	4.3%	828.7	(5.7%)	795.9	0.1%	247.2	172.3%
Income from Insurance Premiums and Others	1,427.6	8.5%	619.3	7.0%	647.3	(1.3%)	160.9	99.1%
Investment Income	346.1	44.6%	143.6	10.6%	127.6	23.6%	77.5	948.4%
Ordinary Expenses	1,743.8	4.2%	795.8	(7.5%)	735.0	1.3%	255.3	169.4%
Insurance Claims and Other Payments	1,345.2	(3.4%)	668.7	(7.8%)	606.0	(0.6%)	70.4	24.9%
Investment Expenses	76.3	19.8%	38.2	(8.8%)	36.6	61.1%	2.9	842.1%
Ordinary Profit (Loss)	88.1	5.8%	32.9	79.3%	60.9	(12.4%)	(8.1)	-
Extraordinary Gains	1.3	(54.5%)	0.0	(99.0%)	1.0	(86.0%)	0.0	(97.4%)
Extraordinary Losses	29.0	201.8%	15.5	118.2%	11.0	507.2%	2.4	278.2%
Provision for Reserve for Policyholder Dividends	29.4	(13.5%)	9.8	13.5%	18.4	(24.1%)	1.1	7.9%
Income before Income Taxes	30.9	(27.3%)	7.5	(21.6%)	32.4	(36.3%)	(11.6)	-
Income Taxes	10.3	(5.2%)	3.7	(0.8%)	8.7	(68.5%)	(3.4)	-
Net Income (Loss)	20.5	(35.0%)	3.8	(34.9%)	23.6	2.3%	(8.2)	-

Notes:

1. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures.

2. Income taxes include current income taxes and deferred income taxes.

3. Key Indicators

(Billions of Yen)

Nine Months Ended December 31, 2005	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core Profit	88.4	(7.2%)	26.0	9.5%	68.1	(8.8%)	(5.7)	-
Amount of Negative Spread	61.4	7.6	31.8	0.9	26.1	6.9	3.4	(0.2)

As of December 31, 2005	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Solvency Margin Ratio	-	-	1,083.9%	218.2point	1,252.8%	215.6point	1,066.7%	345.0point
Adjusted Net Assets	1,813.4	638.4	757.3	293.0	1,018.1	348.5	37.9	(3.2)
Unrealized Gains/ Losses on Securities	1,040.7	585.9	462.6	275.6	575.2	310.5	2.8	(0.3)
Domestic Bonds	70.0	(55.5)	17.0	(19.8)	51.8	(33.2)	1.2	(2.5)
Domestic Stocks	666.3	416.1	393.5	271.2	272.5	144.7	0.2	0.1
Foreign Securities	44.7	9.3	31.6	8.6	12.9	(0.2)	0.1	0.8
Other Securities	222.5	184.6	20.4	16.2	200.9	167.2	1.1	1.1
Monetary trusts	37.0	31.9	-	-	37.0	31.9	-	-
Unrealized Gains/ Losses on Real Estate	(19.6)	2.8	(9.5)	2.3	(10.0)	0.5	-	-

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Taiyo Life's net unrealized gains/ losses on real estate is basically calculated based on the posted price and the appraisal price.

3. Daido Life's net unrealized gains/ losses on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the nine months ended December 31, 2005)

February 16, 2006

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Changes in Method of Accounting: Applicable. Accounting standards of impairment of fixed assets have been applied since the three months ended June 30, 2005.

2. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2005 (April 1, 2005 - December 31, 2005)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Nine months ended Dec. 31, 2005	¥828,773 million	(5.7)	¥32,949 million	79.3	¥26,081 million	9.5	¥3,825 million	(34.9)
Nine months ended Dec. 31, 2004	¥878,937 million	(5.8)	¥18,381 million	(26.8)	¥23,810 million	(26.0)	¥5,881 million	(24.2)
Year Ended March 31, 2005	¥1,141,857 million	(9.2)	¥26,053 million	(18.2)	¥33,823 million	(9.9)	¥7,179 million	2.3

	Net Income per Share
Nine months ended Dec. 31, 2005	¥2,550.57
Nine months ended Dec. 31, 2004	¥3,920.74
Year Ended March 31, 2005	¥4,762.51

Notes:

1. *Average number of outstanding shares during the term: for the nine months ended December 31, 2005: 1,500,000; for the nine months ended December 31, 2004: 1,500,000; for the fiscal year ended March 31, 2005: 1,500,000*
2. *% changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Dec. 31, 2005	¥6,539,340 million	¥408,259 million	6.2%	¥272,172.93
As of Dec. 31, 2004	¥6,263,570 million	¥210,368 million	3.4%	¥140,245.63
As of March 31, 2005	¥6,276,553 million	¥219,789 million	3.5%	¥146,502.00

Notes:

1. *Number of outstanding shares at the end of the term: as of December 31, 2005: 1,500,000; as of December 31, 2004: 1,500,000; as of March 31, 2005: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

Taiyo Life's forecast is omitted. Please refer to T&D Holdings' "Consolidated Forecast for the Year Ending March 31, 2006" section in this material "Consolidated Financial Summary for the Nine Months Ended December 31, 2005".

Taiyo Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of December 31, 2004	As of December 31, 2005	Increase (decrease)		As of March 31, 2005
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	28,096	32,345	4,249	15.1	23,545
Cash	1,102	1,003	(98)	(8.9)	1,178
Deposit	26,993	31,341	4,347	16.1	22,366
Call loans	182,064	96,360	(85,704)	(47.1)	150,631
Monetary claims purchased	88,897	106,178	17,280	19.4	83,342
Monetary trusts	28,216	50	(28,166)	(99.8)	50
Securities	3,958,612	4,489,585	530,972	13.4	4,080,504
Government bonds	741,033	676,300	(64,732)	(8.7)	739,846
Municipal bonds	463,295	552,809	89,514	19.3	493,338
Corporate bonds	1,281,539	1,423,554	142,015	11.1	1,339,415
Domestic stocks	525,934	846,689	320,755	61.0	549,406
Foreign securities	857,174	890,691	33,517	3.9	842,221
Other securities	89,636	99,538	9,902	11.0	116,275
Loans	1,719,529	1,593,053	(126,475)	(7.4)	1,699,167
Policy loans	114,383	109,173	(5,210)	(4.6)	113,965
Commercial loans	1,605,146	1,483,880	(121,265)	(7.6)	1,585,201
Property and equipment	177,310	170,120	(7,190)	(4.1)	176,564
Land	103,597	101,079	(2,518)	(2.4)	103,597
Buildings	73,324	68,569	(4,754)	(6.5)	72,478
Equipment	387	469	81	21.0	487
Construction in progress	0	2	1	139.7	0
Due from reinsurers	34	59	24	69.9	7
Other assets	70,944	50,486	(20,457)	(28.8)	59,352
Accounts receivable	9,204	3,002	(6,201)	(67.4)	11,127
Prepaid expenses	1,568	1,559	(9)	(0.6)	711
Accrued income	31,531	27,343	(4,187)	(13.3)	29,175
Deposit for rent	299	456	156	52.3	296
Derivatives	12,602	3,257	(9,344)	(74.2)	3,793
Deferred valuation losses on hedge	379	397	17	4.6	294
Suspense payable	1,804	1,598	(206)	(11.4)	520
Other assets	13,554	12,872	(682)	(5.0)	13,433
Deferred tax assets	10,803	—	(10,803)	(100.0)	3,349
Deferred tax assets on land revaluation	1,812	4,121	2,309	127.4	2,868
Reserve for possible loan losses	(2,751)	(3,019)	(268)	9.7	(2,828)
Total assets	6,263,570	6,539,340	275,769	4.4	6,276,553

(Millions of yen)

	As of December 31, 2004	As of December 31, 2005	Increase (decrease)		As of March 31, 2005
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	5,913,923	5,877,911	(36,012)	(0.6)	5,919,054
Reserve for outstanding claims	20,060	21,239	1,179	5.9	20,682
Policy reserve	5,822,943	5,788,739	(34,204)	(0.6)	5,829,377
Reserve for policyholder dividends	70,919	67,932	(2,987)	(4.2)	68,993
Due to reinsurers	100	114	14	14.7	42
Subordinated bonds	20,000	20,000	—	0.0	20,000
Other liabilities	76,306	76,884	577	0.8	73,036
Subordinated payable	35,000	35,000	—	0.0	35,000
Income taxes payable	84	159	75	89.3	108
Accounts payable	1,909	13,935	12,026	629.8	2,395
Accrued expenses	6,636	7,197	561	8.5	9,972
Unearned income	595	588	(6)	(1.0)	600
Deposits received	1,414	1,662	248	17.6	507
Guarantee deposits	6,366	6,319	(47)	(0.7)	6,403
Derivatives	20,447	9,191	(11,256)	(55.0)	14,782
Deferred valuation gains on hedge	2,051	1,044	(1,007)	(49.1)	1,784
Suspense receipt	1,799	1,782	(16)	(0.9)	1,480
Other liabilities	3	3	—	0.0	3
Reserve for employees' retirement benefits	32,611	32,877	266	0.8	33,763
Reserve for directors' and corporate auditors' retirement benefits	1,028	1,219	191	18.6	1,066
Reserve for price fluctuations	9,231	21,988	12,756	138.2	9,801
Deferred tax liabilities	—	100,084	100,084	—	—
Total liabilities	6,053,202	6,131,081	77,878	1.3	6,056,764
Stockholder's equity:					
Common stock:					
Authorized – 6,000,000 shares					
Issued – 1,500,000 shares	37,500	37,500	—	0.0	37,500
Capital surplus	37,500	37,500	—	0.0	37,500
Retained earnings	72,702	73,718	1,015	1.4	71,412
Appropriated retained earnings	40,654	40,639	(14)	(0.0)	40,654
Provision for advanced depreciation on real estate	654	639	(14)	(2.2)	654
General reserve	40,000	40,000	—	0.0	40,000
Unappropriated retained earnings	32,048	33,078	1,030	3.2	30,758
Land revaluation	(33,094)	(31,948)	1,145	(3.5)	(32,037)
Net unrealized gains on securities	95,759	291,489	195,729	204.4	105,414
Total Stockholder's equity	210,368	408,259	197,890	94.1	219,789
Total liabilities and stockholder's equity	6,263,570	6,539,340	275,769	4.4	6,276,553

Taiyo Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (decrease)		Year ended March 31, 2005
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	878,937	828,773	(50,164)	(5.7)	1,141,857
Income from insurance premiums	578,605	619,335	40,729	7.0	788,174
Insurance premiums	578,539	619,270	40,731	7.0	788,108
Ceded reinsurance recoveries	66	64	(1)	(2.7)	66
Investment income	129,943	143,677	13,733	10.6	177,784
Interest, dividends and income from real estate for rent	97,312	91,572	(5,739)	(5.9)	131,012
Interest income from deposits	3	1	(1)	(53.6)	4
Interest income and dividends from securities	58,536	59,660	1,124	1.9	81,262
Interest income from loans	32,526	25,485	(7,040)	(21.6)	41,620
Interest from real estate for rent	5,669	5,532	(136)	(2.4)	7,496
Other income from interest and dividends	577	892	315	54.7	628
Gains from monetary trust, net	365	—	(365)	(100.0)	466
Gains on sale of securities	31,728	50,888	19,160	60.4	45,284
Foreign exchange gains, net	151	—	(151)	(100.0)	98
Other investment income	205	128	(77)	(37.7)	686
Gains on separate account, net	179	1,087	907	504.0	235
Other ordinary income	170,388	65,760	(104,627)	(61.4)	175,898
Income related to withheld insurance claims and other payments for future annuity payments	394	229	(164)	(41.8)	489
Income due to withheld insurance payments	25,042	22,627	(2,415)	(9.6)	37,108
Reversal of reserve for outstanding claims	763	—	(763)	(100.0)	141
Reversal of policy reserve	143,003	40,637	(102,365)	(71.6)	136,569
Reversal of reserve for employees' retirement benefits	—	885	885	—	—
Other ordinary profit	1,184	1,380	196	16.6	1,588
Ordinary expenses	860,556	795,824	(64,732)	(7.5)	1,115,804
Insurance claims and other payments	725,434	668,727	(56,707)	(7.8)	931,372
Insurance claims	397,964	361,841	(36,122)	(9.1)	500,665
Annuity payments	82,793	90,946	8,153	9.8	105,123
Insurance benefits	81,523	76,682	(4,841)	(5.9)	115,448
Surrender payments	114,722	101,205	(13,516)	(11.8)	150,011
Other payments	48,207	37,784	(10,422)	(21.6)	59,864
Reinsurance premiums	224	265	41	18.6	259
Provision for policy and other reserves	78	625	547	697.1	102
Provision for reserve for outstanding claims	—	556	556	—	—
Interest portion of reserve for policyholder dividends	78	68	(9)	(12.4)	102
Investment expenses	41,976	38,265	(3,711)	(8.8)	59,992
Interest expense	1,205	1,221	15	1.3	1,601
Losses on monetary trust, net	—	0	0	—	—
Losses on sales of securities	13,188	14,965	1,776	13.5	24,669
Devaluation losses on securities	2,502	176	(2,326)	(93.0)	2,297
Losses from derivatives, net	20,171	17,010	(3,160)	(15.7)	24,790
Foreign exchange losses, net	—	183	183	—	—
Provision for reserve for possible loan losses	—	197	197	—	—
Write-off of loans	3	24	21	649.8	7
Depreciation of real estate for rent	2,209	2,018	(191)	(8.7)	2,978
Other investment expenses	2,695	2,468	(226)	(8.4)	3,647
Operating expenses	62,539	62,103	(436)	(0.7)	82,745
Other ordinary expenses	30,526	26,102	(4,423)	(14.5)	41,591
Payments related to withheld insurance claims	20,369	16,901	(3,467)	(17.0)	27,076
Taxes	4,116	4,040	(76)	(1.9)	5,445
Depreciation	3,920	3,970	50	1.3	5,322
Provision for reserve for employees' retirement benefits	1,109	—	(1,109)	(100.0)	2,261
Other ordinary losses	1,010	1,190	179	17.8	1,484
Ordinary profit	18,381	32,949	14,567	79.3	26,053

(Millions of yen)

	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (decrease)		Year ended March 31, 2005
	Amount	Amount	Amount	% change	Amount
				%	
Extraordinary gains	7,105	68	(7,037)	(99.0)	7,035
Gains on sale of property and equipment	0	57	56	13,905.6	0
Reversal of reserve for possible loan losses	1,243	–	(1,243)	(100.0)	1,166
Recoveries of bad debts previously written-off	23	11	(12)	(52.5)	30
Gains on sale of parent company's stocks	5,838	–	(5,838)	(100.0)	5,838
Extraordinary losses	7,142	15,587	8,445	118.2	7,759
Losses on sale, disposal and devaluation of property and equipment	5,502	301	(5,201)	(94.5)	5,550
Impairment loss	–	3,099	3,099	–	–
Provision for reserve for price fluctuations	1,639	12,187	10,547	643.2	2,209
Provision for reserve for policyholder dividends	8,686	9,855	1,169	13.5	13,421
Income before income taxes	9,658	7,573	(2,084)	(21.6)	11,908
Income taxes (current)	(4,424)	5,857	10,281	–	(5,473)
Income taxes (deferred)	8,201	(2,109)	(10,310)	–	10,201
Net income	5,881	3,825	(2,055)	(34.9)	7,179
Unappropriated retained earnings at beginning of period	26,414	28,509	2,095	7.9	26,414
Interim dividend	–	–	–	–	2,589
Transfer from land revaluation	(246)	743	990	–	(246)
Unappropriated retained earnings at end of period	32,048	33,078	1,030	3.2	30,758

Supplementary Materials for the Nine Months Ended December 31, 2005

Business Highlights

(1) Total Policy Amount in Force P7

(2) New Policy Amount P8

(3) Annualized Premiums P9

(4) Policy Amount by Dividend Type (Individual insurance and annuities) P9

(5) Surrender and Lapse Amount P10

(6) Surrender and Lapse Rate P10

(7) Core Profit and Reconciliation to Non-Consolidated Ordinary Profit P11

(8) Average Assumed Investment Yield and Negative Spread P11

(9) Solvency Margin Ratio P12

(10) Adjusted Net Assets P12

(11) Assets Composition (General Account Assets) P13

(12) Fair Value Information on Securities and Others (General Account Assets) .... P14~20

a. Fair Value Information on Securities .... P14~16

b. Fair Value Information on Monetary Trusts P17

c. Fair Value Information on Real Estate P18

d. Fair Value Information on Derivative Transactions .... P18~20

Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of December 31, 2004				As of December 31, 2005				As of March 31, 2005	
	Number		Amount		Number		Amount		Number	Amount
		% Change		% Change		% Change		% Change		
Individual insurance	3,658	92.5	126,385	109.5	3,430	93.8	135,580	107.3	3,594	127,065
Individual annuities	1,452	95.5	43,124	94.9	1,383	95.2	40,688	94.4	1,437	42,597
Subtotal	5,110	93.3	169,510	105.4	4,814	94.2	176,268	104.0	5,031	169,662
Group insurance	-	-	106,473	96.6	-	-	104,746	98.4	-	106,003
Group annuities	-	-	6,996	89.9	-	-	7,381	105.5	-	7,187

Notes: 1. The policy amounts in force for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Nine months ended December 31, 2004					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	266	106.7	24,017	103.2	18,677	5,339
Individual annuities	3	21.1	(78)	-	108	(186)
Subtotal	269	101.9	23,939	102.1	18,785	5,153
Group insurance	-	-	258	11.2	258	-
Group annuities	-	-	2	5,976.8	2	-

Category	Nine months ended December 31, 2005					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	248	93.4	23,757	98.9	19,515	4,242
Individual annuities	2	82.3	(216)	-	94	(311)
Subtotal	250	93.2	23,541	98.3	19,610	3,931
Group insurance	-	-	441	170.8	441	-
Group annuities	-	-	0	12.9	0	-

Category	Year ended March 31, 2005					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	335	105.5	29,024	103.8	22,675	6,348
Individual annuities	4	25.0	(114)	-	138	(252)
Subtotal	339	101.6	28,910	102.7	22,814	6,095
Group insurance	-	-	275	11.8	275	-
Group annuities	-	-	2	4,562.5	2	-

Notes: 1. The number of new policies includes increase from conversion.

2. The new policy amount including net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuities is equal to the initial premium payment.

(3) Annualized Premiums

a. Policies in force

(Millions of Yen, %)

Category	As of December 31, 2004		As of December 31, 2005		As of March 31, 2005	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance and annuities	742,001	94.7	705,196	95.0	731,527	94.7
3rd sector products, included	105,850	102.8	109,168	103.1	106,068	103.1

b. New policies

(Millions of Yen, %)

Category	Nine months ended December 31, 2004		Nine months ended December 31, 2005		Year ended March 31, 2005	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance and annuities	37,058	92.9	33,690	90.9	46,434	92.8
3rd sector products, included	11,177	110.3	11,414	102.1	14,114	109.3

Note: 1. *The new policies include net increase from conversion.*

2. *The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.*
3. *The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.*

(4) Policy Amount by Dividend Type (Individual insurance and annuities)

a. Policy amount in force

(100 Millions of Yen, %)

Category	As of December 31, 2004		As of December 31, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	83,649	49.3	73,183	41.5	81,169	47.8
Semi-participating	43,474	25.6	42,642	24.2	43,091	25.4
Non-participating	42,386	25.0	60,442	34.3	45,401	26.8
Total	169,510	100.0	176,268	100.0	169,662	100.0

b. New policy amount

(100 Millions of Yen, %)

Category	Nine months ended December 31, 2004		Nine months ended December 31, 2005		Year ended March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	2	0.0	2	0.0	2	0.0
Semi-participating	3,114	16.6	2,427	12.4	3,741	16.4
Non-participating	15,669	83.4	17,179	87.6	19,070	83.6
Total	18,785	100.0	19,610	100.0	22,814	100.0

Note: 1. *Semi-participating policies only pay dividends related to investment every five years.*

2. *The new policy amounts do not include net increase from conversion.*

(5) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Nine months ended December 31, 2004				Nine months ended December 31, 2005				Year ended March 31, 2005	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	155	87.8	9,884	110.4	146	93.9	11,829	119.7	205	13,228
Individual annuities	27	62.2	777	59.8	21	80.7	637	82.0	35	1,012
Total	182	82.8	10,662	104.0	168	91.9	12,467	116.9	240	14,240

Note: Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

(6) Surrender and Lapse Rate

(%)

Category	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Year ended March 31, 2005
Individual insurance	8.54	9.31	11.43
Individual annuities	1.73	1.50	2.25
Total	6.63	7.35	8.86

Note: The rates are not annualized.

(7) Core Profit and Reconciliation to Ordinary Profit

(Millions of Yen)

		Nine months ended December 31, 2004	Nine months ended December 31, 2005	Year ended March 31, 2005
Core profit	A	23,810	26,081	33,823
Capital gains/losses	B	(4,679)	18,553	(7,154)
Other one-time gains/losses	C	(749)	(11,685)	(616)
Ordinary profit	A + B + C	18,381	32,949	26,053

Notes: 1. *In respect to nine months ended December 31, 2004, income gains of 1,062 million yen were included in core profit rather than in losses on monetary trusts, net.*

2. *In respect to nine months ended December 31, 2005, income gains of (0) million yen were included in core profit rather than in losses on monetary trusts, net.*

3. *In respect to year ended March 31, 2005, income gains of 1,246 million yen were included in core profit rather than in gains from monetary trusts, net.*

(8) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Year ended March 31, 2005
Amount of negative spread	30,911	31,816	39,170
Investment yield on core profit (annualized)	2.15%	2.05%	2.17%
Average assumed investment yield (annualized)	2.86%	2.80%	2.85%
Individual insurance & Individual annuities, included	3.09%	3.02%	3.08%
Policy reserve in general account	5,770,476	5,686,818	5,753,499

Notes: 1. *Method of calculating negative spread:*
(Investment yield on core profit [1.53%] - Average assumed investment yield [2.09%])
x Policy reserve in general account [5,686.8 billion yen]

2. *While investment yield on core profit and average assumed investment yield as in 1 above are not annualized as in the notes 3 and 4 hereunder.*

3. *"Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.*

4. *Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.*

5. *Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:*
Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(9) Solvency Margin Ratio

(Millions of Yen)

Items		As of December 31, 2004	As of December 31, 2005	As of March 31, 2005
Total solvency margin	(A)	514,564	799,623	522,259
Equity (less certain items)		111,276	113,300	112,111
Reserve for price fluctuations		9,231	21,988	9,801
Contingency reserve		56,561	67,671	56,424
Reserve for possible loan losses		1,672	1,534	1,752
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		134,873	410,548	148,471
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(8,902)	(9,562)	(11,887)
Excess of amount of policy surrender payment		90,515	75,555	86,653
Unallotted portion of reserve for policyholder dividends		21,000	22,165	21,880
Future profits		5,957	5,856	5,856
Deferred tax assets		37,378	35,565	36,196
Subordinated debt		55,000	55,000	55,000
Deductible items		-	-	-
Total risk $\sqrt{R_1^2+(R_2+R_3+R_7)^2}+R_4$	(B)	117,294	147,541	120,655
Insurance risk	R_1	34,248	36,757	36,098
Assumed investment yield risk	R_2	25,344	24,469	25,249
Investment risk	R_3	83,835	114,763	86,770
Business risk	R_4	2,868	3,520	2,962
Minimum guarantee risk	R_7	-	18	-
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		877.4%	1,083.9%	865.7%

Notes: 1. Figures as of March 31, 2005 were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures as of December 31, 2004 and 2005 were calculated, using the calculation methods based on the above provisions and considered appropriate by the Company.

2. "Equity (less certain items)" above represents equity on the balance sheet less net unrealized gains on securities and estimated appropriation paid in cash.

(10) Adjusted Net Assets

(Millions of Yen)

Item	As of December 31, 2004	As of December 31, 2005	As of March 31, 2005
Adjusted net assets	438,246	757,320	464,232

Note: Foregoing were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

(11) Assets Composition (General Account Assets)

(Millions of Yen, %)

Category	As of December 31, 2004		As of December 31, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	210,000	3.4	128,411	2.0	174,036	2.8
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	88,897	1.4	106,178	1.6	83,342	1.3
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	28,216	0.5	50	0.0	50	0.0
Securities	3,953,213	63.2	4,483,293	68.6	4,075,050	65.0
Domestic bonds	2,484,070	39.7	2,650,918	40.6	2,570,793	41.0
Domestic stocks	524,165	8.4	844,174	12.9	547,561	8.7
Foreign securities	855,341	13.7	888,662	13.6	840,419	13.4
Foreign bonds	704,279	11.3	661,656	10.1	681,037	10.9
Foreign stocks and other securities	151,062	2.4	227,005	3.5	159,382	2.5
Other securities	89,636	1.4	99,538	1.5	116,275	1.9
Loans	1,719,529	27.5	1,593,053	24.4	1,699,167	27.1
Policy loans	114,383	1.8	109,173	1.7	113,965	1.8
Commercial loans	1,605,146	25.6	1,483,880	22.7	1,585,201	25.3
Property and equipment	176,922	2.8	169,651	2.6	176,076	2.8
Deferred tax assets	10,803	0.2	-	-	3,349	0.1
Deferred tax assets concerning revaluation	1,812	0.0	4,121	0.1	2,868	0.0
Other assets	71,343	1.1	50,994	0.8	59,817	1.0
Reserve for possible loan losses	(2,751)	(0.0)	(3,019)	(0.0)	(2,828)	(0.0)
Total	6,257,988	100.0	6,532,735	100.0	6,270,929	100.0
Foreign currency denominated assets included	849,988	13.6	836,454	12.8	796,806	12.7

(12) Fair Value Information on Securities and Others (General Account Assets)

a. Fair Value Information on Securities (those with current fair value out of securities excluding trading securities)

(Millions of Yen)

Category	As of December 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	270,847	269,663	(1,183)	2,042	3,226
Domestic bonds	196,007	194,518	(1,488)	1,728	3,217
Monetary claims purchased	69,840	70,145	305	313	8
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,437,825	1,444,381	6,555	15,722	9,166
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,080,124	2,230,075	149,951	172,079	22,127
Domestic bonds	834,087	850,237	16,149	20,272	4,122
Domestics stocks	405,951	510,304	104,352	114,736	10,383
Foreign securities	737,930	764,508	26,577	33,789	7,211
Foreign bonds	678,015	704,279	26,263	31,664	5,400
Foreign stocks and other securities	59,915	60,229	313	2,124	1,810
Other securities	83,044	85,967	2,923	3,229	306
Money claims purchased	19,109	19,057	(51)	52	103
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,788,796	3,944,120	155,323	189,843	34,519
Domestic bonds	2,467,920	2,489,137	21,217	37,723	16,506
Domestic stocks	405,951	510,304	104,352	114,736	10,383
Foreign securities	737,930	764,508	26,577	33,789	7,211
Foreign bonds	678,015	704,279	26,263	31,664	5,400
Foreign stock and other securities	59,915	60,229	313	2,124	1,810
Other securities	83,044	85,967	2,923	3,229	306
Monetary claims purchased	88,949	89,203	253	365	112
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of December 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	102,130
Unlisted domestic stocks	7,485
Unlisted foreign stocks	90,000
Unlisted foreign bonds	-
Others	4,644
Total	108,505

(Millions of Yen)

Category	As of December 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	322,539	323,343	803	2,619	1,815
Domestic bonds	229,467	230,190	722	2,328	1,605
Monetary claims purchased	88,072	88,153	80	290	209
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,732,297	1,738,062	5,764	13,608	7,844
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,959,156	2,415,287	456,130	463,830	7,700
Domestic bonds	678,620	689,152	10,532	13,575	3,042
Domestics stocks	432,197	825,795	393,598	394,475	877
Foreign securities	751,019	782,694	31,675	35,236	3,560
Foreign bonds	638,328	661,656	23,328	25,207	1,879
Foreign stocks and other securities	112,691	121,037	8,346	10,028	1,681
Other securities	79,130	99,538	20,407	20,511	103
Money claims purchased	18,189	18,105	(83)	32	116
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,013,994	4,476,693	462,698	480,058	17,360
Domestic bonds	2,640,385	2,657,405	17,019	29,512	12,492
Domestic stocks	432,197	825,795	393,598	394,475	877
Foreign securities	751,019	782,694	31,675	35,236	3,560
Foreign bonds	638,328	661,656	23,328	25,207	1,879
Foreign stock and other securities	112,691	121,037	8,346	10,028	1,681
Other securities	79,130	99,538	20,407	20,511	103
Monetary claims purchased	106,262	106,259	(2)	322	325
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of December 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	117,986
Unlisted domestic stocks	12,003
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	105,983
Total	124,362

(Millions of Yen)

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net gains/losses		
				Gains	Losses
Held-to-maturity securities	277,845	280,401	2,555	3,831	1,275
Domestic bonds	207,943	209,924	1,981	3,255	1,274
Monetary claims purchased	64,901	65,476	574	575	0
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,603,661	1,623,123	19,462	25,691	6,228
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,007,608	2,172,643	165,035	181,475	16,439
Domestic bonds	743,779	759,188	15,409	18,744	3,335
Domestics stocks	406,799	529,165	122,365	127,984	5,618
Foreign securities	726,573	749,573	22,999	29,862	6,863
Foreign bonds	658,266	681,037	22,771	27,552	4,781
Foreign stocks and other securities	68,307	68,535	228	2,310	2,081
Other securities	112,080	116,275	4,195	4,771	576
Money claims purchased	18,375	18,440	65	111	46
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,889,115	4,076,168	187,053	210,997	23,944
Domestic bonds	2,555,384	2,592,237	36,853	47,691	10,838
Domestic stocks	406,799	529,165	122,365	127,984	5,618
Foreign securities	726,573	749,573	22,999	29,862	6,863
Foreign bonds	658,266	681,037	22,771	27,552	4,781
Foreign stock and other securities	68,307	68,535	228	2,310	2,081
Other securities	112,080	116,275	4,195	4,771	576
Monetary claims purchased	83,277	83,917	639	687	47
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Note: 1. The above table includes assets such as certificate of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include anything to be categorized into other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	102,984
Unlisted domestic stocks	12,020
Unlisted foreign stocks	90,000
Unlisted foreign bonds	-
Others	963
Total	109,360

b. Fair Value Information on Monetary Trusts

(Millions of Yen)

Category	As of December 31, 2004					As of December 31, 2005				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts	28,216	28,216	-	-	-	50	50	-	-	-

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Monetary trusts	50	50	-	-	-

* Monetary trusts for investment

(Millions of Yen)

Category	As of December 31, 2004		As of December 31, 2005		As of March 31, 2005	
	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses
Monetary trusts for investment	28,166	685	-	-	-	(1,560)

* Monetary trusts for held-to-maturity, policy reserve matching and others

(Millions of Yen)

Category	As of December 31, 2004					As of December 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-	-	-	-	-
Other monetary trusts	50	50	-	-	-	50	50	-	-	-
Jointly operated and desingnated monetary trusts	50	50	-	-	-	50	50	-	-	-
Total	50	50	-	-	-	50	50	-	-	-

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	50	50	-	-	-
Jointly operated and desingnated monetary trusts	50	50	-	-	-
Total	50	50	-	-	-

c. Fair Value Information on Real Estate

(Millions of Yen)

Category	As of December 31, 2004					As of December 31, 2005				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	103,597	94,734	(8,862)	2,725	11,588	101,079	91,562	(9,516)	3,498	13,014
Leasehold	156	116	(40)	10	51	156	110	(46)	10	57
Total	103,753	94,851	(8,902)	2,736	11,639	101,235	91,673	(9,562)	3,508	13,071

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Land	103,597	91,751	(11,846)	3,425	15,271
Leasehold	156	114	(41)	10	52
Total	103,753	91,866	(11,887)	3,436	15,324

Note: Current fair value are calculated based on the posted price.

d. Fair Value Information on Derivative Transactions
(total transactions which hedge accounting applied and not applied)

(i) Breakdown of net gains/losses (breakdown of transactions which hedge accounting applied and not applied)

(Millions of Yen)

Category	As of December 31, 2005					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	1,180	(6,315)	-	-	-	(5,135)
Hedge accounting not appplied	-	(562)	(2,574)	-	-	(3,136)
Total	1,180	(6,878)	(2,574)	-	-	(8,272)

Note: Accrued interest of interest-related net gains/losses applied hedge accounting [298 million yen], currency-related net gains/losses with fair value hedge accounting [(6,315) million yen], and net gains/losses not applied hedge accounting are recorded on the statement of operations.

(ii) Interest-related derivative transactions

(Millions of Yen)

Category	Type	As of December 31, 2004				As of December 31, 2005				As of March 31, 2005			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
OTC	Interest rate swaps												
	Receipts fixed, payments floating	211,968	152,818	4,601	4,601	184,753	127,036	1,180	1,180	214,923	117,288	3,795	3,795
	Payments fixed, receipts floating	-	-	-	-	-	-	-	-	-	-	-	-
	Receipts floating, payments floating	-	-	-	-	-	-	-	-	-	-	-	-
Total					4,601				1,180				3,795

Note: Valuation gains/losses indicates the current market or fair value.

(iii) Currency-related derivative transactions

(Millions of Yen)

Category	Type	As of December 31, 2004				As of December 31, 2005				As of March 31, 2005			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
OTC	Exchange contract												
	Sold	558,136	-	569,543	(11,407)	482,112	-	488,990	(6,878)	570,338	-	584,418	(14,079)
	US dollar	186,793	-	183,083	3,709	99,426	-	101,736	(2,310)	191,221	-	197,302	(6,081)
	Euro	270,262	-	282,872	(12,609)	271,370	-	274,701	(3,330)	259,914	-	265,529	(5,614)
	British pound	4,835	-	4,972	(136)	-	-	-	-	8,967	-	9,046	(79)
	Canadian dollar	47,439	-	46,916	523	70,598	-	71,464	(866)	56,961	-	58,770	(1,808)
	Swedish krona	48,804	-	51,698	(2,893)	40,718	-	41,088	(370)	53,274	-	53,769	(495)
	Currency options												
	Sold												
	Call	22,765	-			-	-			-	-		
		[127]		136	(9)	[-]		-	-	[-]		-	-
	US dollar	5,242	-			-	-			-	-		
		[15]		17	(1)	[-]		-	-	[-]		-	-
	Euro	7,053	-			-	-			-	-		
		[41]		74	(33)	[-]		-	-	[-]		-	-
	British pound	6,030	-			-	-			-	-		
		[33]		41	(7)	[-]		-	-	[-]		-	-
	Canadian dollar	4,439	-			-	-			-	-		
		[36]		4	32	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	21,994	-			-	-			-	-		
		[127]		50	(76)	[-]		-	-	[-]		-	-
	US dollar	5,075	-			-	-			-	-		
		[15]		7	(7)	[-]		-	-	[-]		-	-
	Euro	6,823	-			-	-			-	-		
		[41]		4	(36)	[-]		-	-	[-]		-	-
	British pound	5,821	-			-	-			-	-		
		[33]		13	(20)	[-]		-	-	[-]		-	-
	Canadian dollar	4,275	-			-	-			-	-		
		[36]		25	(11)	[-]		-	-	[-]		-	-
Total					(11,493)				(6,878)				(14,079)

Notes: *1. Figures in parentheses indicates option premiums in the balance sheet.*

2. Exchange rate as of the end of each fiscal year is used for futures rate .

3. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.

4. Valuation gans (losses) indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements, the difference between the option premium and the current fair value for option transactions, and the current fair value for swap transactions.

(iv) Stock-related derivative transactions

(Millions of Yen)

Category	Type	As of December 31, 2004				As of December 31, 2005				As of March 31, 2005			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
OTC	Stock index futures												
	Bought												
	Call	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Put	89,890 [5,666]	-	1,862	(3,803)	89,979 [2,920]	-	346	(2,574)	79,993 [3,168]	-	1,561	(1,607)
	Total				(3,803)				(2,574)				(1,607)

Notes: *1. Figures in parentheses indicates option premiums in the balance sheet.*

2. Valuation gains (losses) indicates the difference between the option premium and the current market or fair value.

(v) Bond-related derivative transactions

The Company did not have any balances as of December 31, 2005 and 2004, and March 31, 2005.

(vi) Others

The Company did not have any balances as of December 31, 2005 and 2004, and March 31, 2005.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the nine months ended December 31, 2005)

February 16, 2006

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Changes in Method of Accounting: Applicable. Accounting standards of impairment of fixed assets have been applied since the three months ended June 30, 2005.

2. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2005 (April 1, 2005 – December 31, 2005)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Nine months ended Dec.31, 2005	¥795,990 million	0.1	¥60,968 million	(12.4)	¥68,150 million	(8.8)	¥23,698 million	2.3
Nine months ended Dec.31, 2004	¥795,218 million	(6.6)	¥69,637 million	(6.7)	¥74,761 million	(1.0)	¥23,154 million	(25.0)
Year Ended March 31, 2005	¥1,059,090 million	(11.0)	¥95,834 million	(8.5)	¥102,731 million	(4.3)	¥33,309 million	(12.5)

	Net Income per Share
Nine months ended Dec. 31, 2005	¥15,799.23
Nine months ended Dec.31, 2004	¥15,436.64
Year Ended March 31, 2005	¥22,144.24

Notes:

1. *Average number of outstanding shares during the term: for the nine months ended December 31, 2005: 1,500,000; for the nine months ended December 31, 2004: 1,500,000; for the fiscal year ended March 31, 2005: 1,500,000*
2. *% change for ordinary revenues and ordinary profit, etc. is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Dec. 31, 2005	¥6,300,877 million	¥548,178 million	8.7%	¥365,452.01
As of Dec. 31, 2004	¥5,975,866 million	¥310,689 million	5.2%	¥207,126.32
As of March 31, 2005	¥5,983,742 million	¥317,951 million	5.3%	¥211,905.43

Notes:

1. *Number of outstanding shares at the end of the term: as of December 31, 2005: 1,500,000; as of December 31, 2004: 1,500,000; as of March 31, 2005: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

Daido Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2006"* section in this material *"Consolidated Financial Summary for the Nine Months Ended December 31, 2005"*.

Daido Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of Dec. 31, 2004	As of Dec. 31, 2005	Increase (decrease)		As of March 31, 2005
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	519,572	264,679	(254,892)	(49.1)	232,888
Cash	29	30	0	3.1	138
Deposit	519,542	264,649	(254,893)	(49.1)	232,750
Call loans	20,000	70,000	50,000	250.0	75,000
Monetary claims purchased	64,898	174,340	109,441	168.6	88,996
Monetary trusts	181,123	233,643	52,520	29.0	214,777
Securities	3,922,811	4,310,935	388,123	9.9	4,131,705
Government bonds	277,474	204,116	(73,357)	(26.4)	488,611
Municipal bonds	1,057,262	980,156	(77,106)	(7.3)	1,028,048
Corporate bonds	1,127,023	1,086,474	(40,549)	(3.6)	1,105,210
Domestic stocks	397,400	563,378	165,978	41.8	411,367
Foreign securities	556,340	640,258	83,918	15.1	578,819
Other securities	507,311	836,551	329,239	64.9	519,648
Loans	1,055,273	1,046,431	(8,842)	(0.8)	1,040,474
Policy loans	81,062	80,628	(434)	(0.5)	80,871
Commercial loans	974,211	965,803	(8,407)	(0.9)	959,602
Property and equipment	154,998	142,946	(12,051)	(7.8)	147,283
Land	87,686	81,141	(6,544)	(7.5)	82,737
Buildings	64,927	58,519	(6,408)	(9.9)	62,710
Equipment	1,203	1,177	(25)	(2.1)	1,180
Construction in progress	1,181	2,108	927	78.5	655
Due from agencies	1,566	1,489	(76)	(4.9)	1,536
Due from reinsurers	1,097	1,282	184	16.8	1,309
Other assets	50,269	56,726	6,456	12.8	50,652
Accounts receivable	6,835	15,635	8,799	128.7	11,875
Prepaid expenses	3,159	3,525	365	11.6	1,832
Accrued income	20,593	17,118	(3,475)	(16.9)	20,157
Deposit for rent	3,681	3,814	132	3.6	3,784
Margin for futures contracts	—	2,764	2,764	—	411
Derivatives	1,393	491	(901)	(64.7)	150
Deferred valuation losses on hedge	820	123	(697)	(85.0)	1,420
Suspense payable	3,845	3,797	(48)	(1.3)	928
Other assets	9,941	9,457	(483)	(4.9)	10,091
Deferred tax assets	6,487	—	(6,487)	(100.0)	950
Reserve for possible loan losses	(2,232)	(1,598)	634	(28.4)	(1,833)
Total assets	5,975,866	6,300,877	325,011	5.4	5,983,742

(Millions of yen)

	As of Dec. 31, 2004	As of Dec. 31, 2005	Increase (decrease)		As of March 31, 2005
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	5,479,867	5,464,973	(14,894)	(0.3)	5,488,102
Reserve for outstanding claims	41,384	40,304	(1,079)	(2.6)	47,621
Policy reserve	5,303,434	5,298,285	(5,149)	(0.1)	5,308,712
Reserve for policyholder dividends	135,048	126,383	(8,665)	(6.4)	131,768
Due to agencies	0	–	(0)	(100.0)	–
Due to reinsurers	577	565	(11)	(1.9)	651
Commercial Paper	–	15,000	15,000	–	20,000
Other liabilities	85,320	46,967	(38,353)	(45.0)	56,836
Cash collateral receiving under security landing contracts	16,636	8,655	(7,980)	(48.0)	10,124
Income tax payable	4,659	540	(4,119)	(88.4)	1,604
Accounts payable	4,751	13,497	8,746	184.1	10,786
Accrued expenses	5,617	5,903	285	5.1	8,908
Unearned income	4,161	3,491	(670)	(16.1)	3,955
Deposit received	1,332	1,437	105	7.9	3,953
Guarantee deposits	5,686	5,517	(168)	(3.0)	5,537
Margin for futures contracts	543	–	(543)	(100.0)	–
Derivatives	5,978	3,813	(2,164)	(36.2)	8,389
Deferred valuation gains on hedge	–	128	128	–	–
Suspense receipt	5,952	3,981	(1,970)	(33.1)	3,576
Other liabilities	30,000	–	(30,000)	(100.0)	–
Reserve for employees' retirement benefits	65,733	66,283	549	0.8	65,936
Reserve for directors' and corporate auditors' retirement benefits	1,619	1,696	77	4.8	1,679
Reserve for price fluctuations	32,059	42,255	10,196	31.8	32,584
Deferred tax liabilities	–	114,957	114,957	–	–
Total liabilities	5,665,176	5,752,699	87,522	1.5	5,665,790
Stockholder's equity:					
Common stock	75,000	75,000	–	–	75,000
Capital surplus	54	54	–	–	54
Retained earnings	105,327	116,736	11,408	10.8	101,770
Legal reserve for future losses	2,856	7,345	4,489	157.2	5,598
Appropriated retained earnings	55,667	74,619	18,952	34.0	55,667
Provision for advanced depreciation on real estate	1,559	1,559	–	–	1,559
Provision for 100th anniversary project	107	60	(47)	(44.4)	107
General reserve	54,000	73,000	19,000	35.2	54,000
Unappropriated retained earnings	46,803	34,771	(12,032)	(25.7)	40,504
Net unrealized gains on securities	130,308	356,387	226,079	173.5	141,126
Total Stockholder's equity	310,689	548,178	237,488	76.4	317,951
Total liabilities and stockholder's equity	5,975,866	6,300,877	325,011	5.4	5,983,742

Daido Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (decrease)		Year ended March 31, 2005
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	795,218	795,990	771	0.1	1,059,090
Income from insurance premiums	655,944	647,333	(8,610)	(1.3)	884,804
Insurance premiums	655,010	646,528	(8,482)	(1.3)	883,507
Ceded reinsurance commissions	934	805	(128)	(13.8)	1,296
Investment income	103,262	127,643	24,380	23.6	146,685
Interest, dividends and income from real estate for rent	83,810	75,332	(8,477)	(10.1)	119,382
Interest income from deposits	2,715	3,952	1,236	45.5	3,791
Interest income and dividends from securities	59,314	51,654	(7,660)	(12.9)	86,982
Interest income from loans	16,990	14,743	(2,247)	(13.2)	22,043
Interest from real estate for rent	4,617	4,772	155	3.4	6,324
Other income from interest and dividends	173	210	37	21.5	240
Gains from monetary trust, net	3,301	1,356	(1,945)	(58.9)	3,199
Gains on investment in trading securities, net	1,098	15,067	13,968	1,271.4	4,885
Gains on sales of securities	9,149	8,770	(378)	(4.1)	10,189
Gains on redemption of securities	153	467	314	204.6	153
Other investment income	1,974	1,944	(30)	(1.5)	2,636
Gains on separate accounts, net	3,773	24,703	20,930	554.6	6,237
Other ordinary income	36,011	21,012	(14,998)	(41.6)	27,600
Income related to withheld insurance claims and other payments for future annuity payments	109	242	133	122.4	563
Income due to withheld insurance payments	1,617	2,194	577	35.7	2,410
Reversal of reserve for outstanding claims	4,548	7,316	2,768	60.9	—
Reversal of policy reserve	29,191	10,427	(18,764)	(64.3)	23,913
Other ordinary Profit	544	831	286	52.6	714
Ordinary expenses	725,581	735,021	9,440	1.3	963,256
Insurance claims and other payments	610,058	606,099	(3,959)	(0.6)	805,080
Insurance claims	221,136	235,217	14,081	6.4	288,656
Annuity payments	19,970	20,858	888	4.4	26,158
Insurance benefits	136,265	131,653	(4,611)	(3.4)	186,623
Surrender payments	172,772	153,813	(18,958)	(11.0)	215,048
Other payments	58,888	63,749	4,861	8.3	87,237
Reinsurance premiums	1,026	806	(219)	(21.4)	1,356
Provision for policy and other reserves	716	687	(29)	(4.1)	2,633
Provision for reserve for outstanding claims	—	—	—	—	1,688
Interest portion of reserve for policyholder dividends	716	687	(29)	(4.1)	945
Investment expenses	22,756	36,653	13,896	61.1	32,919
Interest expense	24	19	(4)	(18.3)	32
Losses on sales of securities	7,093	949	(6,144)	(86.6)	8,348
Devaluation losses on securities	1,721	358	(1,362)	(79.2)	1,863
Losses from derivatives, net	4,925	26,405	21,480	436.1	8,509
Foreign exchange losses, net	3,842	3,660	(181)	(4.7)	5,002
Write-off of loans	9	—	(9)	(100.0)	10
Depreciation of real estate for rent	2,094	2,033	(60)	(2.9)	2,819
Other investment expenses	3,045	3,224	179	5.9	6,331
Operating expenses	82,123	81,833	(289)	(0.4)	108,881
Other ordinary expenses	9,926	9,747	(178)	(1.8)	13,740
Payments related to withheld insurance claims	1,475	1,323	(152)	(10.3)	2,169
Taxes	4,877	4,855	(21)	(0.4)	6,696
Depreciation	3,007	3,031	24	0.8	4,057
Provision for reserve for employees' retirement benefits	306	346	39	12.8	510
Other ordinary losses	258	190	(67)	(26.2)	307
Ordinary profit	69,637	60,968	(8,668)	(12.4)	95,834

(Millions of yen)

	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (decrease)		Year ended March 31, 2005
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	7,494	1,046	(6,447)	(86.0)	8,716
Gains on sales of property and equipment	115	790	675	587.0	952
Reversal of reserve for possible loan losses	1,394	234	(1,159)	(83.2)	1,771
Recoveries of bad debts previously written-off	81	20	(60)	(74.3)	88
Gains on sales of parent company's stocks	5,838	—	(5,838)	(100.0)	5,838
Reversal of reserve for losses on sales of loans	64	—	(64)	(100.0)	64
Extraordinary losses	1,824	11,080	9,256	507.2	7,640
Losses on sales, disposal and devaluation of property and equipment	522	1,091	568	108.7	5,813
Impairment loss	—	270	270	—	—
Provision for reserve for price fluctuations	1,238	9,671	8,432	680.8	1,763
Provision for 100th anniversary project	63	47	(15)	(24.4)	63
Provision for reserve for policyholder dividends	24,308	18,452	(5,856)	(24.1)	30,550
Income before income taxes	50,997	32,481	(18,516)	(36.3)	66,359
Income taxes (current)	17,004	14,537	(2,466)	(14.5)	22,789
Income taxes (deferred)	10,838	(5,754)	(16,593)	—	10,260
Net income	23,154	23,698	543	2.3	33,309
Unappropriated retained earnings at beginning of period	23,585	11,024	(12,561)	(53.3)	23,585
Interim dividend	—	—	—	—	13,711
Transfer to legal reserve for future losses with respect to interim dividend	—	—	—	—	2,742
Transfer from provision for 100th anniversary project	63	47	(15)	(24.4)	63
Unappropriated retained earnings at end of period	46,803	34,771	(12,032)	(25.7)	40,504

Supplementary Materials for the Nine Months Ended December 31, 2005

Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force ······ P.7

(2) New Policy Amount ······ P.7

(3) Annualized Premiums ······ P.8

(4) Term Life Insurance Policy Amount by Dividend Type ······ P.8

(5) Surrender and Lapse Amount ······ P.9

(6) Surrender and Lapse Rate ······ P.9

(7) Core Profit and Reconciliation to Non-Consolidated Ordinary Profit ······ P.9

(8) Average Assumed Investment Yield and Negative Spread ······ P.9

(9) Solvency Margin Ratio ······ P.10

(10) Adjusted Net Assets ······ P.10

(11) Assets Composition (General Account Assets) ······ P.11

(12) Fair Value Information on Securities and Others (General Account Assets) ······ P.12

1) Fair value information on securities ······ P.12

2) Fair value information on monetary trusts ······ P.15

3) Fair value Information on real estate ······ P.17

4) Fair value information on derivative transactions ······ P.18

Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of December 31, 2004				As of December 31, 2005				As of March 31, 2005	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	2,001	99.9	384,821	101.0	2,008	100.3	388,212	100.9	2,003	384,875
Individual term life insurance	1,430	102.3	354,360	101.5	1,456	101.9	359,401	101.4	1,433	354,796
Individual annuities	143	104.0	11,952	102.8	148	103.8	12,286	102.8	144	12,066
Sub total	2,144	100.1	396,773	101.0	2,156	100.6	400,498	100.9	2,147	396,942
Group insurance	-	-	121,786	99.1	-	-	122,245	100.4	-	120,749
Group annuities	-	-	21,739	91.3	-	-	20,424	94.0	-	21,383

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 millions of Yen, %)

Category	Nine Months Ended December 31, 2004					
	Number		Amount			
		Change (%)		Change (%)	New Policies	Net increase from Conversion
Individual insurance	181	95.0	34,014	103.1	33,966	47
Individual term life insurance	152	95.2	32,999	103.3	32,950	48
Individual annuities	7	121.2	692	120.0	691	0
Sub total	188	95.9	34,706	103.4	34,658	47
Group insurance	-	-	169	18.6	169	
Group annuities	-	-	1	77.2	1	

Category	Nine Months Ended December 31, 2005					
	Number		Amount			
		Change (%)		Change (%)	New Policies	Net increase from Conversion
Individual insurance	183	101.4	33,422	98.3	33,388	33
Individual term life insurance	148	97.7	32,589	98.8	32,555	33
Individual annuities	8	103.9	745	107.8	745	0
Sub total	191	101.5	34,168	98.4	34,134	33
Group insurance	-	-	160	94.5	160	
Group annuities	-	-	0	17.3	0	

Category	Year Ended March 31, 2005					
	Number		Amount			
		Change (%)		Change (%)	New Policies	Net increase from Conversion
Individual insurance	237	95.9	42,605	100.7	42,552	52
Individual term life insurance	191	93.6	41,260	100.9	41,206	54
Individual annuities	10	113.6	936	116.1	935	1
Sub total	247	96.5	43,542	101.0	43,488	53
Group insurance	-	-	290	31.6	290	
Group annuities	-	-	4	172.9	4	

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

(Millions of Yen, %)

Category		Nine months ended December 31, 2004		Nine months ended December 31, 2005		Year ended March 31, 2005	
		Amount		Amount		Amount	
			% Change		% Change		%Change
New policies		63,097	118.6	64,416	102.1	82,003	117.1
	3rd Sector	2,782	87.6	3,116	112.0	3,789	93.7
Policies in Force		666,823	102.3	684,374	102.6	670,827	102.8
	3rd Sector	61,883	97.4	60,960	98.5	61,696	97.7

Notes:

1.New policies include net increase from conversions.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance;the Second Sector, which involves P&C insurance;and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

3. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

(4) Term Life Insurance Policy Amount by Dividend Type

(i) Policy amount in force (100 Millions of Yen, %)

Category	Nine months ended December 31, 2004		Nine months ended December 31, 2005		Year Ended March 31, 2005	
	Amount	%	Amount	%	Amount	%
Participating	212,896	60.1	202,995	56.5	210,668	59.4
Semi-participating	79,069	22.3	81,964	22.8	79,168	22.3
Non-participating	62,394	17.6	74,441	20.7	64,959	18.3
Total	354,360	100.0	359,401	100.0	354,796	100.0

(ii) New policy amount (100 Millions of Yen, %)

Category	Nine months ended December 31, 2004		Nine months ended December 31, 2005		Year Ended March 31, 2005	
	Amount	%	Amount	%	Amount	%
Participating	9,474	28.7	8,640	26.6	11,843	28.8
Semi-participating	7,664	23.3	8,379	25.7	9,361	22.7
Non-participating	15,810	48.0	15,535	47.7	20,001	48.5
Total	32,950	100.0	32,555	100.0	41,206	100.0

Notes:

1. Semi-participating policies only pay dividends related to investment every five years.

2. New policy amount do not include net increase from conversion.

(5) Surrender and Lapse Amount

(Number: Thousands, Millions of Yen, %)

Category	Nine months ended December 31, 2004				Nine months ended December 31, 2005				Year Ended March 31, 2005	
	Number	Change %	Amount	Change %	Number	Change %	Amount	Change %	Number	Amount
Individual insurance	142	92.0	2,337,190	90.8	139	98.0	2,301,734	98.5	182	2,981,590
Individual annuities	3	81.4	34,690	77.1	3	107.9	40,277	116.1	4	44,980
Total	145	91.7	2,371,880	90.6	143	98.3	2,342,011	98.7	186	3,026,570

(6) Surrender and Lapse Rate (Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Year Ended March 31, 2005
Individual insurance	6.13	5.98	7.82
Individual annuities	2.96	3.34	3.84
Total	6.04	5.90	7.70

Note: Surrender and lapse rate is not annualized.

(7) Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

Category	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Year ended March 31, 2005
Core profit (A)	74,761	68,150	102,731
Capital gains/losses (B)	(4,033)	(6,180)	(5,449)
Other one-time gains/losses (C)	(1,091)	(1,001)	(1,447)
Ordinary profit (A)+(B)+(C)	69,637	60,968	95,834

(8) Average Assumed Investment Yield and Negative Spread

(Millions of Yen, %)

Category		Nine months ended December 31, 2004	Nine months ended December 31, 2005	Year ended March 31, 2005
Negative Spread		19,176	26,170	19,479
	Investment yield on core profit	2.11%	1.90%	2.23%
	Average assumed investment yield	2.62%	2.59%	2.61%
	Policy reserves in general accounts	5,047,864	5,037,754	5,034,291

Notes:

1. Negative spread calculations:

a) For the nine months ended December 31, 2004 and 2005 are calculated by the following method:

(Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts x 3/4

b) For the year the ended March 31, 2005 is calculated by the following method:

(Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts

2. Investment yield on core profit is calculated by the following method: (Net investment income (general account only) in core profit - interest portion for policyholder dividends) / policy reserves in general account.

3. Average assumed investment yield is an investment yield for policy reserves in general accounts of assumed interests.

4. Investment yield on core profit and average assumed investment yield for the respective nine months ended December 31, 2004 and 2005 are annualized.

5. Policy reserves in general accounts are calculated by the following method:

(Policy reserves at the beginning of the year + policy reserves* at the end of the year - assumed interests) x 1/2*

**Policy reserves represent policy reserves within general accounts except contingency reserve.*

(9) Solvency Margin Ratio

(Millions of Yen)

Items		As of December 31, 2004	As of December 31, 2005	As of March 31, 2005
Total solvency margin (A)		626,458	996,272	653,148
	Equity (less certain items)	161,690	183,441	166,531
	Reserve for price fluctuations	32,059	42,255	32,584
	Contingency reserve	77,539	78,895	77,893
	Reserve for possible loan losses	385	204	317
	Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	183,561	502,033	198,801
	Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(13,138)	(10,049)	(10,601)
	Excess of amount of policy surrender payment	116,059	123,373	117,440
	Unallotted portion of reserve for policyholder	7,545	7,474	7,474
	Future profits	15,341	12,301	15,155
	Deferred tax assets	45,414	56,340	47,550
	Subordinated debt	-	-	-
	Deductible items	-	-	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3 + R_7)^2} + R_4$ (B)		122,204	159,046	125,949
	Insurance risk R_1	34,666	34,392	34,556
	Assumed investment yield risk R_2	21,298	20,694	21,184
	Investment risk R_3	92,780	130,088	96,756
	Business risk R_4	2,974	3,717	3,049
	Minimum guaranty risk R_7	-	690	-
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$		1,025.3%	1,252.8%	1,037.2%

Notes:

1. *The above ratio as of March 31, 2005 is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996. The ratios as of December 31, 2004 and 2005 are calculated by the method the Company considered reasonable, which is consistent with these rules.*
2. *"Equity (less certain items)" above represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate and estimated appropriation paid in cash.*

(10) Adjusted Net Assets

(Millions of Yen)

Item	As of December 31, 2004	As of December 31, 2005	As of March 31, 2005
Adjusted net assets	653,128	1,018,165	669,601

Note: Adjusted net assets are calculated based on the regulatory standard.

(11) Asset Composition (General Account Assets)

(Millions of Yen, %)

Category	As of December 31, 2004		As of December 31, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	538,462	9.2%	331,505	5.4%	305,575	5.2%
Monetary claims purchased	64,898	1.1	174,340	2.8	88,996	1.5
Monetary trusts	181,123	3.1	233,643	3.8	214,777	3.7
Securities	3,778,911	64.8	4,157,612	67.7	3,990,036	68.3
Domestic bonds	2,406,306	41.3	2,217,159	36.1	2,567,074	44.0
Domestic stocks	344,432	5.9	503,854	8.2	359,451	6.2
Foreign securities	520,860	8.9	600,047	9.8	543,861	9.3
Foreign bonds	311,156	5.3	265,673	4.3	307,830	5.3
Foreign stocks and other securities	209,704	3.6	334,373	5.4	236,031	4.0
Other securities	507,311	8.7	836,551	13.6	519,648	8.9
Loans	1,055,273	18.1	1,046,431	17.0	1,040,474	17.8
Policy loans	81,062	1.4	80,628	1.3	80,871	1.4
Commercial loans	974,211	16.7	965,803	15.7	959,602	16.4
Property and equipment	153,795	2.6	141,768	2.3	146,103	2.5
Deferred tax assets	6,487	0.1	-	-	950	0.0
Other assets	53,512	0.9	60,137	1.0	53,883	0.9
Reserve for possible loan losses	(2,232)	(0.0)	(1,598)	(0.0)	(1,833)	(0.0)
Total	5,830,231	100.0	6,143,842	100.0	5,838,964	100.0
Foreign currency denominated assets	300,776	5.2	365,900	6.0	312,347	5.3

(12) Fair Value Information on Securities and Others (General Account Assets)

1) Fair value information on securities (except trading securities)

a. Securities with fair value (Millions of Yen)

Category	As of December 31, 2004				
	Cost / Carrying Value Before Mark-to-Market	Current Fair Value	Net Unrealized Gains(Losses)		
				Gains	Losses
Held-to-maturity securities	1,580,217	1,628,942	48,724	54,854	6,129
Domestic bonds	1,508,339	1,554,915	46,576	52,686	6,110
Foreign bonds	71,877	74,026	2,148	2,167	19
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,975,560	2,179,176	203,616	212,985	9,369
Domestic bonds	864,204	897,966	33,762	33,828	65
Domestic stocks	207,265	331,209	123,944	126,232	2,288
Foreign securities	274,604	285,177	10,572	13,566	2,993
Bonds	229,378	239,278	9,900	11,946	2,045
Stocks, etc.	45,226	45,898	672	1,620	948
Other securities	463,881	496,540	32,659	33,679	1,020
Monetary claims purchased	64,898	64,898	-	-	-
Certificates of deposit	22,000	22,000	-	-	-
Monetary trusts	78,706	81,383	2,677	5,677	3,000
Total	3,555,777	3,808,118	252,340	267,839	15,498
Domestic bonds	2,372,543	2,452,882	80,339	86,514	6,175
Domestic stocks	207,265	331,209	123,944	126,232	2,288
Foreign securities	346,482	359,203	12,721	15,734	3,013
Bonds	301,255	313,305	12,049	14,114	2,065
Stocks, etc.	45,226	45,898	672	1,620	948
Other securities	463,881	496,540	32,659	33,679	1,020
Monetary claims purchased	64,898	64,898	-	-	-
Certificates of deposit	22,000	22,000	-	-	-
Monetary trusts	78,706	81,383	2,677	5,677	3,000

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 251 million yen as of December 31, 2004.

b. Securities without fair value (Carrying Value) (Millions of Yen)

Category	As of Dec. 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,212
Available-for-sale securities	103,711
Unlisted domestic stocks	9,010
Unlisted foreign stocks	60,000
Unlisted foreign bonds	-
Others	34,700
Total	107,923

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of Yen)

Category	As of December 31, 2005				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,360,135	1,386,744	26,609	32,863	6,254
Domestic bonds	1,277,918	1,303,669	25,751	31,810	6,059
Foreign bonds	57,373	58,253	880	1,002	122
Monetary claims purchased	24,843	24,821	(22)	50	72
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,342,050	2,890,678	548,628	551,785	3,157
Domestic bonds	913,139	939,241	26,102	26,866	764
Domestic stocks	210,024	482,536	272,511	272,800	288
Foreign securities	267,526	279,551	12,025	12,862	837
Bonds	199,647	208,300	8,652	9,094	442
Stocks, etc.	67,878	71,251	3,372	3,767	395
Other securities	617,545	818,497	200,952	201,583	631
Monetary claims purchased	149,496	149,496	-	-	-
Certificates of deposit	22,000	22,000	-	-	-
Monetary trusts	162,317	199,354	37,037	37,672	634
Total	3,702,185	4,277,422	575,237	584,649	9,412
Domestic bonds	2,191,057	2,242,910	51,853	58,676	6,823
Domestic stocks	210,024	482,536	272,511	272,800	288
Foreign securities	324,899	337,804	12,905	13,865	960
Bonds	257,021	266,553	9,532	10,097	565
Stocks, etc.	67,878	71,251	3,372	3,767	395
Other securities	617,545	818,497	200,952	201,583	631
Monetary claims purchased	174,340	174,318	(22)	50	72
Certificates of deposit	22,000	22,000	-	-	-
Monetary trusts	162,317	199,354	37,037	37,672	634

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without fair value (Carrying Value)

(Millions of Yen)

Category	As of Dec. 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	156,920
Unlisted domestic stocks	17,627
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	139,293
Total	160,611

Notes:

1. Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value (Millions of Yen)

Category	As of March 31, 2005				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,403,993	1,451,088	47,094	51,262	4,167
Domestic bonds	1,331,334	1,376,227	44,893	49,058	4,165
Foreign bonds	72,659	74,861	2,201	2,204	2
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,350,784	2,568,344	217,560	224,380	6,820
Domestic bonds	1,195,565	1,235,740	40,174	40,204	30
Domestic stocks	211,180	338,900	127,719	129,870	2,151
Foreign securities	281,223	292,179	10,956	12,347	1,391
Bonds	225,008	235,170	10,161	10,878	716
Stocks, etc.	56,214	57,009	794	1,469	674
Other securities	472,206	505,873	33,666	34,424	758
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489
Total	3,754,777	4,019,432	264,654	275,643	10,988
Domestic bonds	2,526,900	2,611,967	85,067	89,263	4,195
Domestic stocks	211,180	338,900	127,719	129,870	2,151
Foreign securities	353,883	367,041	13,157	14,551	1,394
Bonds	297,668	310,031	12,363	13,082	719
Stocks, etc.	56,214	57,009	794	1,469	674
Other securities	472,206	505,873	33,666	34,424	758
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 204 million yen as of March 31, 2005.

b. Securities without fair value (Carrying Value) (Millions of Yen)

Category	As of March 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	113,728
Unlisted domestic stocks	16,860
Unlisted foreign stocks	60,000
Unlisted foreign bonds	-
Others	36,868
Total	117,419

Note: Securities included in jointly operated designated monetary trusts are not included herein.

2) Fair value information on monetary trusts

(Millions of Yen)

Category	As of December 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	181,123	181,123	-	-	-

(Millions of Yen)

Category	As of December 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	233,643	233,643	-	-	-

(Millions of Yen)

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	214,777	214,777	-	-	-

a. Monetary trusts for investment

(Millions of Yen)

Category	As of Dec. 31, 2004		As of Dec. 31, 2005		As of March 31, 2005	
	Carrying value before mark-to-market	Net valuation gains (losses)	Carrying value before mark-to-market	Net valuation gains (losses)	Carrying value before mark-to-market	Net valuation gains (losses)
Monetary trusts for investment	-	(5,360)	-	-	-	(5,360)

Note: The above figures show all of the fair value information on monetary trusts including securities, cash and call loans, and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities, and others

(Millions of Yen)

Category	As of December 31, 2004				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	178,493	181,123	2,629	5,677	3,048
Investment type focused on domestic bonds	11,010	11,151	141	177	36
Investment type focused on domestic stocks	69,148	71,620	2,472	5,464	2,991
Investment type focused on foreign securities	-	-	-	-	-
Balance-type	3,035	3,051	16	36	20
Investment type focused on collateral short-term money trusts	60,000	60,000	-	-	-
Jointly operated and designated monetary trusts	35,300	35,300	-	-	-
Total	178,493	181,123	2,629	5,677	3,048

(Millions of Yen)

Category	As of December 31, 2005				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	196,606	233,643	37,037	37,672	634
Investment type focused on domestic bonds	111,416	111,213	(202)	81	283
Investment type focused on domestic stocks	61,890	99,130	37,239	37,590	351
Investment type focused on foreign securities	-	-	-	-	-
Balance-type	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-
Jointly operated and designated monetary trusts	23,300	23,300	-	-	-
Total	196,606	233,643	37,037	37,672	634

(Millions of Yen)

Category	As of March 31, 2005				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	209,734	214,777	5,042	7,532	2,489
Investment type focused on domestic bonds	11,026	11,247	220	230	9
Investment type focused on domestic stocks	67,008	71,829	4,821	7,302	2,480
Investment type focused on foreign securities	-	-	-	-	-
Balance- type	-	-	-	-	-
Investment type focused on collateral short-term money trust	80,000	80,000	-	-	-
Jointly operated and designated monetary trusts	51,700	51,700	-	-	-
Total	209,734	214,777	5,042	7,532	2,489

Notes:

1. The above figures show all of the fair value information on monetary trusts including securities, cash and call loans, and others.

2. Net Unrealized Gains (Losses) above includes each of the gains/ losses on derivative transactions classified as monetary trusts at the end of each term. These gains/ losses on derivative transactions are recorded in the income statements.

3) Fair value information on real estate

(Millions of Yen)

Category	As of December 31, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	87,686	74,855	(12,831)	22,978	35,809
Leasehold	913	605	(307)	303	610
Total	88,599	75,460	(13,138)	23,281	36,419

(Millions of Yen)

Category	As of December 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	81,141	71,482	(9,658)	22,302	31,960
Leasehold	913	521	(391)	232	623
Total	82,054	72,004	(10,049)	22,534	32,583

(Millions of Yen)

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	82,737	72,458	(10,278)	22,505	32,784
Leasehold	913	589	(323)	291	614
Total	83,650	73,048	(10,601)	22,797	33,399

Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

4) Fair value information on derivative transactions

(i) Gains (losses) on derivatives with and without hedge accounting

As of December 31, 2005 (Millions of Yen)

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	5	(1,548)	-	-	-	(1,543)
Hedge accounting not applied	(95)	214	(1,780)	(116)	-	(1,778)
Total	(90)	(1,334)	(1,780)	(116)	-	(3,321)

Notes:

1 Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of December 31, 2005: a loss of 1,548 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

2 Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

(ii) Interest-related transactions (Millions of Yen)

Type	As of December 31, 2004				As of December 31, 2005				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Interest rate swaps:												
Receipts floating, payments fixed	144,982	142,382	(1,035)	(1,035)	142,382	139,782	(90)	(90)	144,982	142,382	(1,575)	(1,575)
Total				(1,035)				(90)				(1,575)

(iii) Currency-related transactions (Millions of Yen)

Category	As of December 31, 2004				As of December 31, 2005				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Foreign exchange contracts:												
Sold:	234,947	-	239,084	(4,137)	244,052	-	245,387	(1,334)	234,265	-	240,611	(6,346)
U.S. dollar	138,765	-	138,268	497	154,894	-	154,932	(37)	140,444	-	144,339	(3,895)
Euro	89,370	-	93,821	(4,450)	76,601	-	77,648	(1,047)	88,000	-	90,307	(2,307)
British pound	4,571	-	4,759	(187)	10,691	-	10,853	(161)	3,755	-	3,808	(53)
Canadian doll	2,239	-	2,235	3	1,865	-	1,953	(87)	2,064	-	2,155	(90)
Bought:	146	-	148	1	149	-	150	0	140	-	140	0
U.S. dollar	133	-	134	0	50	-	50	0	140	-	140	0
Euro	13	-	14	0	99	-	99	0	-	-	-	-
Total				(4,136)				(1,334)				(6,345)

Notes:

1. Forward exchange rates are used as the year -term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

(iv) Stock-related transactions (Millions of Yen)

Category	As of December 31, 2004				As of December 31, 2005				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions												
Stock index futures:												
Sold	-	-	-	-	65,060	-	66,841	(1,780)	-	-	-	-
Bought	13,350	-	13,965	614	-	-	-	-	29,977	-	30,126	148
Total				614				(1,780)				148

(v) Bond-related transactions

(Millions of Yen)

Category	As of December 31, 2004				As of December 31, 2005				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions												
Bond futures contracts:												
Sold	35,653	-	35,696	(43)	29,001	-	29,118	(116)	34,385	-	34,852	(467)
Bought	-	-	-	-	-	-	-	-	-	-	-	-
Total				(43)				(116)				(467)

(vi) Others

The Company held no other derivative instruments as of December 31, 2004 and 2005 as well as March 31, 2005.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the nine months ended December 31, 2005)

February 16, 2006

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: Applicable. Accounting standards of impairment of fixed assets have been applied since the three months ended June 30, 2005.

2. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2005 (April 1, 2005 - December 31, 2005)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Nine months ended Dec. 31, 2005	¥247,207 million	172.3	¥(8,106) million	103.0	¥(5,787) million	77.4	¥(8,207) million	-
Nine months ended Dec. 31, 2004	¥90,783 million	-	¥(3,994) million	-	¥(3,262) million	-	¥11,328 million	-
Year Ended March 31, 2005	¥150,202 million	(19.9)	¥(12,894) million	383.4	¥(6,746) million	113.9	¥5,058 million	-

	Net Income per Share
Nine months ended Dec. 31, 2005	¥(13,679.70)
Nine months ended Dec. 31, 2004	¥18,881.15
Year Ended March 31, 2005	¥8,431.55

Notes:

1. *Average number of outstanding shares during the term: for the nine months ended December 31, 2005: 600,000; for the nine months ended December 31, 2004: 600,000; for the fiscal year ended March 31, 2005: 600,000*
2. *% changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of December 31, 2005	¥873,919 million	¥17,196 million	2.0%	¥28,661.41
As of December 31, 2004	¥710,322 million	¥32,070 million	4.5%	¥53,451.20
As of March 31, 2005	¥727,258 million	¥25,077 million	3.4%	¥41,796.57

Notes:

1. *Number of outstanding shares at the end of the term: as of December 31, 2005: 600,000; as of December 31, 2004: 600,000; as of March 31, 2005: 600,000.*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

T&D Financial Life's forecast is omitted. Please refer to T&D Holdings' "Consolidated Forecast for the Year Ending March 31, 2006" section in this material "Consolidated Financial Summary for the Nine Months Ended December 31, 2005".

T&D Financial Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of December 31, 2004	As of December 31, 2005	Increase (decrease)		As of March 31, 2005
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	54,947	46,860	(8,086)	(14.7)	42,396
Cash	7	4	(2)	(37.7)	11
Deposit	54,939	46,856	(8,083)	(14.7)	42,385
Monetary trusts	1,000	7,312	6,312	631.2	7,036
Securities	600,031	780,027	179,996	30.0	624,402
Government bonds	239,419	260,607	21,187	8.8	245,206
Corporate bonds	25,134	23,275	(1,859)	(7.4)	23,453
Domestic stocks	4,577	2,176	(2,401)	(52.5)	1,891
Foreign securities	53,779	46,853	(6,926)	(12.9)	53,396
Other securities	277,118	447,115	169,996	61.3	300,455
Loans	19,335	14,146	(5,189)	(26.8)	14,753
Policy loans	18,656	9,068	(9,587)	(51.4)	9,486
Commercial loans	679	5,077	4,398	647.1	5,266
Property and equipment	203	149	(53)	(26.3)	195
Land	165	123	(41)	(25.3)	162
Buildings	37	23	(14)	(37.8)	33
Equipment	-	2	2	-	-
Due from agencies	0	-	(0)	(100.0)	0
Due from reinsurers	3,969	6,053	2,084	52.5	4,764
Other assets	24,795	14,947	(9,848)	(39.7)	26,782
Accounts receivable	12,148	9,168	(2,979)	(24.5)	15,867
Prepaid expenses	196	215	19	9.7	157
Accrued income	1,032	811	(221)	(21.5)	965
Deposit for rent	1,024	844	(179)	(17.6)	861
Suspense payable	102	172	69	68.2	74
Goodwill	8,125	1,625	(6,500)	(80.0)	6,500
Other assets	2,165	2,110	(55)	(2.6)	2,356
Deferred tax assets	7,262	4,566	(2,696)	(37.1)	7,071
Reserve for possible loan losses	(1,222)	(144)	1,077	(88.1)	(145)
Total assets	710,322	873,919	163,596	23.0	727,258

(Millions of yen)

	As of December 31, 2004	As of December 31, 2005	Increase (decrease)		As of March 31, 2005
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	663,431	841,639	178,207	26.9	684,679
Reserve for outstanding claims	13,849	5,045	(8,803)	(63.6)	6,728
Policy reserve	645,335	832,869	187,534	29.1	674,047
Reserve for policyholder dividends	4,247	3,723	(523)	(12.3)	3,903
Due to agencies	341	1,077	735	215.1	993
Due to reinsurers	159	153	(6)	(3.9)	64
Other liabilities	3,087	5,232	2,145	69.5	5,397
Income tax payable	52	33	(18)	(35.8)	65
Accounts payable	1,439	3,001	1,561	108.5	3,436
Accrued expenses	617	986	369	59.8	978
Unearned income	2	0	(2)	(93.5)	0
Deposits received	319	413	94	29.6	233
Suspense receipt	655	796	141	21.6	683
Reserve for employees' retirement benefits	10,841	8,159	(2,682)	(24.7)	10,639
Reserve for directors' and corporate auditors' retirement benefits	120	109	(10)	(8.9)	123
Reserve for price fluctuations	268	351	82	30.5	284
Total liabilities	678,251	856,722	178,470	26.3	702,181
Stockholder's equity:				%	
Common stock	20,000	20,000	-	-	20,000
Capital surplus	10,000	10,000	-	-	10,000
Retained earnings (deficit)	1,451	(13,026)	(14,477)	(997.5)	(4,818)
Unappropriated retained earnings	1,451	-	(1,451)	(100.0)	—
Unappropriated deficit	-	13,026	13,026	-	4,818
Net unrealized gains on securities	619	223	(396)	(64.0)	(103)
Total stockholder's equity	32,070	17,196	(14,873)	(46.4)	25,077
Total liabilities and stockholder's equity	710,322	873,919	163,596	23.0	727,258

T&D Financial Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (decrease)		Year ended March 31, 2005
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	90,783	247,207	156,424	172.3	150,202
Income from insurance premiums	80,848	160,948	80,100	99.1	126,003
Insurance premiums	79,509	157,113	77,604	97.6	123,421
Ceded reinsurance recoveries	1,339	3,834	2,495	186.3	2,582
Investment income	7,396	77,547	70,150	948.4	13,165
Interest, dividends and income from real estate for rent	3,343	3,234	(108)	(3.2)	5,338
Interest income from deposits	0	0	(0)	(91.2)	0
Interest income and dividends from securities	3,022	2,955	(66)	(2.2)	4,907
Interest income from loans	319	278	(40)	(12.7)	429
Interest from real estate for rent	0	-	(0)	(100.0)	0
Other income from interest and dividends	0	0	(0)	(12.0)	0
Gains from monetary trusts, net	0	-	(0)	(100.0)	36
Gains on sales of securities	225	446	221	98.5	486
Gains on redemption of securities	10	0	(9)	(96.6)	11
Other investment income	310	120	(189)	(61.1)	369
Gains on separate accounts, net	3,507	73,744	70,237	2,002.5	6,922
Other ordinary income	2,538	8,711	6,173	243.2	11,033
Income related to withheld insurance claims and other payments for future annuity payments	1,636	4,146	2,510	153.4	2,719
Income due to withheld insurance payments	185	360	175	94.8	270
Reversal of reserve for outstanding claims	295	1,682	1,387	470.0	7,416
Reversal of reserve for employees' retirement benefits	409	2,480	2,071	506.3	611
Reversal of reserve for directors' and corporate auditors' retirement benefits	-	13	13	-	-
Other ordinary profit	12	28	15	126.2	16
Ordinary expenses	94,777	255,314	160,536	169.4	163,096
Insurance claims and other payments	56,369	70,400	14,030	24.9	89,181
Insurance claims	17,536	18,802	1,266	7.2	22,897
Annuity payments	3,992	3,838	(153)	(3.9)	5,204
Insurance benefits	9,721	11,403	1,681	17.3	19,349
Surrender payments	16,821	27,203	10,382	61.7	30,366
Other payments	6,781	6,845	64	0.9	9,341
Reinsurance premiums	1,515	2,306	790	52.1	2,021
Provision for policy and other reserves	19,735	158,826	139,091	704.8	48,449
Provision for policy reserve	19,729	158,821	139,092	705.0	48,441
Interest portion of reserve for policyholder dividends	6	5	(0)	(15.3)	7
Investment expenses	317	2,986	2,669	842.1	407
Interest expense	0	0	(0)	(26.1)	0
Losses from monetary trusts, net	-	2,724	2,724	-	-
Losses on sales of securities	155	182	27	17.9	202
Devaluation losses on securities	24	55	30	124.7	24
Losses on redemption of securities	0	1	1	2,584.5	0
Foreign exchange losses, net	0	0	0	84.4	1
Provision for reserve for possible loan losses	-	-	-	-	54
Depreciation of real estate for rent	15	-	(15)	(100.0)	15
Other investment expenses	120	20	(100)	(82.9)	108
Operating expenses	11,997	16,357	4,359	36.3	16,348
Other ordinary expenses	6,357	6,742	385	6.1	8,709
Payments related to withheld insurance claims	405	384	(20)	(5.2)	565
Taxes	672	1,071	399	59.4	973
Depreciation	389	409	20	5.2	529
Provision for reserve for directors' and corporate auditors' retirement benefits	15	-	(15)	(100.0)	18
Amortization of goodwill	4,875	4,875	-	-	6,500
Other ordinary losses	0	2	1	982.2	121
Ordinary losses	3,994	8,106	4,112	103.0	12,894

(Millions of yen)

	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (decrease)		Year ended March 31, 2005
	Amount	Amount	Amount	% change	Amount
				%	
Extraordinary gains	21	0	(21)	(97.4)	3
Gains on sale of property and equipment	3	-	(3)	(100.0)	3
Reversal of reserve for possible loan losses	18	0	(17)	(96.9)	-
Extraordinary losses	636	2,406	1,770	278.2	655
Losses on sale, disposal and devaluation of property and equipment	561	315	(245)	(43.7)	565
Provision for reserve for price fluctuations	74	67	(7)	(10.7)	90
Other extraordinary losses	-	2,023	2,023	-	-
Provision for reserve for policyholder dividends	1,024	1,105	81	7.9	1,005
Loss before income taxes	5,632	11,617	5,984	106.2	14,552
Income taxes (current)	(9,348)	(5,744)	3,603	(38.5)	(12,583)
Income taxes (deferred)	(7,613)	2,334	9,948	(130.7)	(7,027)
Net income	11,328	-	(11,328)	(100.0)	5,058
Net loss	-	8,207	8,207	-	-
Unappropriated deficit at beginning of period	9,877	4,818	(5,058)	(51.2)	9,877
Unappropriated retained earnings at end of period	1,451	-	(1,451)	(100.0)	-
Unappropriated deficit at end of period	-	13,026	13,026	-	4,818

Supplementary Materials for the Nine Months Ended December 31, 2005

Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force ········ P.7

(2) New Policy Amount ········ P.7

(3) Annualized Premiums ········ P.8

(4) Surrender and Lapse Amount ········ P.8

(5) Surrender and Lapse Rate ········ P.8

(6) Core Profit and Reconciliation to Non-Consolidated Ordinary Profit ········ P.8

(7) Negative Spread ········ P.9

(8) Solvency Margin Ratio ········ P.9

(9) Adjusted Net Assets ········ P.10

(10) Assets Composition (General Account Assets) ········ P.10

(11) Fair Value Information on Securities and Others (General Account Assets) ········ P.11~16

1) Fair value information on securities ········ P.11~13
2) Fair value information on monetary trusts ········ P.14
3) Fair value information on real estate ········ P.14
4) Fair value information on derivative transactions ········ P.15~16

Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen)

Category	As of December 31, 2004				As of December 31, 2005				As of March 31, 2005	
	Number	Change (%)	Amount	Change (%)	Number	Change (%)	Amount	Change (%)	Number	Amount
Individual insurance	346	93.3	25,922	90.6	296	85.6	21,592	83.3	339	25,241
Individual annuities	69	104.3	3,589	115.5	84	120.8	5,593	155.8	72	3,888
Individual variable annuities	29	124.0	2,141	137.7	46	157.5	4,226	197.4	32	2,457
Subtotal	416	94.9	29,511	93.1	381	91.5	27,186	92.1	411	29,130
Group insurance	–	–	17,911	91.7	–	–	14,818	82.7	–	18,313
Group annuities	–	–	577	85.0	–	–	448	77.6	–	494

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen)

Category	Nine Months Ended December 31, 2004					
	Number	Change (%)	Amount	Change (%)	New policies	Increase from conversion
Individual insurance	18	57.7	1,926	69.4	1,926	–
Individual annuities	4	39.0	357	46.6	357	–
Individual variable annuities	4	39.0	357	46.6	357	–
Subtotal	23	52.4	2,284	64.5	2,284	–
Group insurance	–	–	5	0.3	5	–
Group annuities	–	–	–	–	–	–

(Number: Thousands, 100 Millions of yen)

Category	Nine Months Ended December 31, 2005					
	Number	Change (%)	Amount	Change (%)	New policies	Increase from conversion
Individual insurance	3	21.1	340	17.7	340	–
Individual annuities	16	326.3	1,019	285.0	1,019	–
Individual variable annuities	16	326.3	1,019	285.0	1,019	–
Subtotal	19	86.0	1,360	59.6	1,360	–
Group insurance	–	–	–	–	–	–
Group annuities	–	–	–	–	–	–

(Number: Thousands, 100 Millions of yen)

Category	Year Ended March 31, 2005					
	Number	Change (%)	Amount	Change (%)	New policies	Increase from conversion
Individual insurance	22	55.4	2,389	67.6	2,389	–
Individual annuities	8	54.9	608	67.3	608	–
Individual variable annuities	8	54.9	608	67.3	608	–
Subtotal	30	55.2	2,997	67.5	2,997	–
Group insurance	–	–	15	0.8	15	–
Group annuities	–	–	–	–	–	–

Notes:

1. There is no conversion plan from FY2001.

2. The policy amount in force for individual annuities is equal to the amount of outstanding policy reserve.

3. The new policy amount for group annuity products is equal to the initial premium payment.

(3) Annualized Premiums

1) Policy Amount in Force

(Millions of yen)

Category	As of December 31, 2004		As of December 31, 2005		As of March 31, 2005	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance and annuities	66,262	–	74,685	112.7	68,339	106.9
3rd Sector Products	9,388	–	8,051	85.8	9,434	107.5

2) New Policy Amount

(Millions of yen)

Category	Nine Months Ended December 31, 2004		Nine Months Ended December 31, 2005		Year Ended March 31, 2005	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance and annuities	5,418	–	10,429	192.5	8,306	71.8
3rd Sector Products	1,356	–	293	21.6	1,697	105.9

Note: The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Surrender and Lapse Amount

(Number: Thousands, Millions of Yen, %)

Category	Nine Months Ended December 31, 2004				Nine Months Ended December 31, 2005				Year Ended March 31, 2005	
	Number	Change (%)	Amount	Change (%)	Number	Change (%)	Amount	Change (%)	Number	Amount
Individual insurance	31	83.2	317,966	80.9	32	103.7	319,611	100.5	40	410,167
Individual annuities	2	62.5	11,185	70.6	2	113.3	19,668	175.8	3	14,979
Total	33	81.4	329,152	80.5	35	104.3	339,280	103.1	43	425,146

Note: Surrender and lapse amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

(5) Surrender and Lapse Rate (Surrender and lapse amount/ Policy amount in force at the beginning of fiscal year)

(%)

Category	Nine Months Ended December 31, 2004	Nine Months Ended December 31, 2005	Year Ended March 31, 2005
Individual insurance	11.32	12.66	14.61
Individual annuities	3.41	5.06	4.57
Total	10.50	11.65	13.56

(6) Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of yen)

Category		Nine Months Ended December 31, 2004	Nine Months Ended December 31, 2005	Year Ended March 31, 2005
Core profit	A	(3,262)	(5,787)	(6,746)
Capital gains/losses	B	44	(2,517)	294
Other one-time gains/losses	C	(775)	198	(6,442)
Ordinary profit	A+B+C	(3,994)	(8,106)	(12,894)

(7) Negative Spread

(Millions of yen)

Category		Nine Months Ended December 31, 2004	Nine Months Ended December 31, 2005	Year Ended March 31, 2005
Negative Spread		3,664	3,459	3,924
	Investment yield on core profit	1.08%	1.07%	1.29%
	Average assumed investment yield	2.21%	2.18%	2.20%
	Policy reserve in general accounts	434,301	414,169	432,806

Notes:

1. Negative spread calculations:

a) For the nine months ended December 31, 2004 and 2005 are calculated by the following method:

(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts x 3/4

b) For the year the ended March 31, 2005 is calculated by the following method:

(Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts

2. While investment yield on core profit and average assumed investment yield as in 1 above are not annualized as in the notes 3 and 4 hereunder.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(8) Solvency Margin Ratio

(Millions of yen)

Items			As of December 31, 2004	As of December 31, 2005	As of March 31, 2005
Total solvency margin (A)			35,990	42,120	28,305
	Equity (less certain items)		31,451	16,973	25,181
	Reserve for price fluctuations		268	351	284
	Contingency reserve		1,241	4,293	1,598
	Reserve for possible loan losses		5	13	15
	Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		873	314	(148)
	Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		-	-	-
	Excess of amount of policy surrender payment		845	19,436	871
	Unalloted portion of reserve for policyholder dividends		-	-	-
	Future profits		682	737	502
	Deferred tax assets		621	-	-
	Subordinated debt		-	-	-
	Deductible items		-	-	-
Total risk (B) $\sqrt{R_1^2 + (R_2 + R_3 + R_7)^2} + R_4$			5,142	7,896	7,843
	Insurance risk	R_1	3,780	2,706	6,960
	Assumed investment yield risk	R_2	426	406	421
	Investment risk	R_3	2,848	2,581	2,496
	Business risk	R_4	141	294	296
	Minimum guarantee risk	R_7	-	4,115	-
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$			1,399.6%	1,066.7%	721.7%

Notes:

1. The above figures are calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. Equity represents equity on the balance sheet less net unrealized gains on securities.

3. On October 22, 2004, the Financial Services Agency issued a "Cabinet Office Regulation Concerning Provision of Reserve for Minimum Guarantee Risks for Variable Annuity Insurance, etc." According to this Cabinet Office regulation, the Company set aside additional reserves for all variable annuities during the fiscal year ended March 31, 2005. Insurance risk as of March 31, 2005 above includes the minimum guarantee risks for variable annuities.

(9) Adjusted Net Assets

(Millions of yen)

	As of December 31, 2004	As of December 31, 2005	As of March 31, 2005
Adjusted net assets	46,130	37,949	41,195

(10) Asset Composition (General Account Assets)

(Millions of yen, %)

Category	As of December 31, 2004		As of December 31, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	48,380	9.8	35,234	7.8	33,285	6.9
Monetary claims purchased	-	-	-	-	-	-
Monetary trusts	1,000	0.2	7,312	1.6	7,036	1.5
Securities	389,560	79.0	370,036	81.9	387,751	80.5
Domestic bonds	263,785	53.5	283,226	62.7	267,993	55.7
Domestic stocks	2,860	0.6	443	0.1	384	0.1
Foreign securities	51,763	10.5	44,750	9.9	51,332	10.7
Foreign bonds	30,912	6.3	27,571	6.1	30,920	6.4
Foreign stocks and other securities	20,851	4.2	17,179	3.8	20,412	4.2
Other securities	71,150	14.4	41,615	9.2	68,040	14.1
Loans	19,335	3.9	14,146	3.1	14,753	3.1
Policy loans	18,656	3.8	9,068	2.0	9,486	2.0
Commercial loans	679	0.1	5,077	1.1	5,266	1.1
Property and equipment	165	0.0	126	0.0	162	0.0
Deferred tax asset	7,262	1.5	4,566	1.0	7,071	1.5
Deferred tax asset concerning revaluation	-	-	-	-	-	-
Other assets	28,784	5.8	20,541	4.5	31,536	6.6
Reserve for possible loan losses	(1,222)	(0.2)	(144)	(0.0)	(145)	(0.0)
Total assets	493,267	100.0	451,819	100.0	481,452	100.0
Foreign currency denominated assets	625	0.1	671	0.1	624	0.1

(11) Fair Value Information on Securities and Others (General Account Assets)

1) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of yen)

Category	As of December 31, 2004				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	254,526	256,554	2,028	3,356	1,327
Domestic bonds	224,128	226,835	2,707	3,342	635
Foreign bonds	30,398	29,719	(678)	13	692
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	130,457	131,427	970	1,781	810
Domestic bonds	39,802	39,657	(145)	128	273
Domestic stocks	99	128	28	28	-
Foreign securities	21,218	21,365	147	250	103
Bonds	598	514	(84)	-	84
Stocks, etc.	20,619	20,851	231	250	18
Other securities	69,336	70,276	939	1,373	434
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	384,984	387,982	2,998	5,137	2,138
Domestic bonds	263,930	266,493	2,562	3,471	908
Domestic stocks	99	128	28	28	-
Foreign securities	51,616	51,084	(531)	264	795
Bonds	30,996	30,233	(763)	13	776
Stocks, etc.	20,619	20,851	231	250	18
Other securities	69,336	70,276	939	1,373	434
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of December 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	3,606
Unlisted domestic stocks (excluding over-the-counter stocks)	2,731
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	874
Total	3,606

a. Securities with market value

(Millions of yen)

Category	As of December 31, 2005				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	254,346	256,815	2,468	2,860	391
Domestic bonds	227,347	229,703	2,355	2,747	391
Foreign bonds	26,999	27,112	113	113	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	114,644	114,994	349	2,036	1,687
Domestic bonds	57,018	55,879	(1,139)	5	1,144
Domestic stocks	99	327	227	227	-
Foreign securities	17,666	17,751	84	152	67
Bonds	595	572	(23)	-	23
Stocks, etc.	17,070	17,179	108	152	43
Other securities	39,859	41,036	1,176	1,651	475
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	368,991	371,809	2,818	4,897	2,078
Domestic bonds	284,366	285,582	1,216	2,752	1,536
Domestic stocks	99	327	227	227	-
Foreign securities	44,665	44,863	198	265	67
Bonds	27,595	27,684	89	113	23
Stocks, etc.	17,070	17,179	108	152	43
Other securities	39,859	41,036	1,176	1,651	475
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of December 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	696
Unlisted domestic stocks (excluding over-the-counter stocks)	116
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	579
Total	696

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2005				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	255,205	258,489	3,284	4,143	859
Domestic bonds	224,807	228,579	3,772	4,112	340
Foreign bonds	30,398	29,910	(488)	31	519
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	131,805	131,657	(148)	797	945
Domestic bonds	43,228	43,186	(41)	131	173
Domestic stocks	99	164	64	64	-
Foreign securities	21,139	20,934	(205)	32	237
Bonds	598	521	(76)	-	76
Stocks, etc.	20,541	20,412	(128)	32	161
Other securities	67,337	67,372	34	569	534
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	387,011	390,147	3,136	4,941	1,805
Domestic bonds	268,035	271,766	3,730	4,244	513
Domestic stocks	99	164	64	64	-
Foreign securities	51,538	50,844	(693)	63	757
Bonds	30,996	30,431	(564)	31	595
Stocks, etc.	20,541	20,412	(128)	32	161
Other securities	67,337	67,372	34	569	534
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of March 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	887
Unlisted domestic stocks (excluding over-the-counter stocks)	219
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	667
Total	887

2) Fair value information on monetary trusts

(Millions of yen)

Category	As of December 31, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	1,000	1,000	-	-	-

(Millions of yen)

Category	As of December 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	7,312	7,312	-	-	-

(Millions of yen)

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	7,036	7,036	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of December 31, 2004		As of December 31, 2005		As of March 31, 2005	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investmen	1,000	-	7,312	(2,413)	7,036	49

Note: The above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

The Company held no monetary trusts for held-to-maturity securities, policy reserve matching bonds, and available-for-sale securities as of December 31, 2004 and 2005, and as of March 31, 2005.

3) Fair value information on real estate

The Company held no real estate as of December 31, 2004 and 2005, and as of March 31, 2005.

4) Fair value information on derivative transactions

a. Gains (losses) on derivatives with and without hedge accounting

(Millions of yen)

Category	As of December 31, 2005					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	-	-	-	-	-	-
Hedge accounting not applied	-	(1,351)	(1,012)	-	-	(2,364)
Total	-	(1,351)	(1,012)	-	-	(2,364)

Note: Gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

b. Interest-related transactions

The Company held no interest-related derivative instruments as of December31, 2004 and 2005, and as of March 31, 2005.

c. Currency-related transactions

(Millions of yen)

Category	As of December 31, 2004				As of December 31, 2005				As of March 31, 2005			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year				Over 1 Year		
Over-the-counter transactions												
Currency options:												
Sold:												
Call	-	-			-	-			-	-		
	[-]	[-]	-	-	[-]	[-]	-	-	[-]	[-]	-	-
U.S. dollar	-	-			-	-			-	-		
	[-]	[-]	-	-	[-]	[-]	-	-	[-]	[-]	-	-
Euro	-	-			-	-			-	-		
	[-]	[-]	-	-	[-]	[-]	-	-	[-]	[-]	-	-
Put	-	-			-	-			-	-		
	[-]	[-]	-	-	[-]	[-]	-	-	[-]	[-]	-	-
U.S. dollar	-	-			-	-			-	-		
	[-]	[-]	-	-	[-]	[-]	-	-	[-]	[-]	-	-
Euro	-	-			-	-			-	-		
	[-]	[-]	-	-	[-]	[-]	-	-	[-]	[-]	-	-
Bought:												
Call	-	-			-	-			-	-		
	[-]	[-]	-	-	[-]	[-]	-	-	[-]	[-]	-	-
U.S. dollar	-	-			-	-			-	-		
	[-]	[-]	-	-	[-]	[-]	-	-	[-]	[-]	-	-
Euro	-	-			-	-			-	-		
	[-]	[-]	-	-	[-]	[-]	-	-	[-]	[-]	-	-
Put	-	-			28,865	26,538			24,650	22,328		
	[-]	[-]	-	-	[3,311]	[3,271]	1,959	(1,351)	[2,607]	[2,585]	2,578	(28)
U.S. dollar	-	-			16,540	15,194			13,789	12,528		
	[-]	[-]	-	-	[2,061]	[2,034]	1,184	(877)	[1,578]	[1,564]	1,669	91
Euro	-	-			12,325	11,344			10,861	9,800		
	[-]	[-]	-	-	[1,249]	[1,236]	775	(474)	[1,029]	[1,021]	909	(120)
Total								(1,351)				(28)

Note: Parenthesized figures are option premiums.

d. Stock-related transactions

(Millions of yen)

Category	As of December 31, 2004				As of December 31, 2005				As of March 31, 2005			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year				Over 1 Year		
Over-the-counter transactions												
Stock index options:												
Sold:												
Call	- [-]	- [-]	-	-	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Put	- [-]	- [-]	-	-	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Bought:												
Call	- [-]	- [-]	-	-	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Put	- [-]	- [-]	-	-	55,941 [5,668]	52,033 [5,596]	4,655	(1,012)	34,304 [2,459]	31,128 [2,443]	2,538	78
Total								(1,012)				78

Note: Parenthesized figures are option premiums.

e. Bond-related transactions

The Company held no bond-related derivative instruments as of December 31, 2004 and 2005, and March 31, 2005.

f. Others

The Company held no other derivative instruments as of December 31, 2004 and 2005, and March 31, 2005.

File No. 82-34783

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on December 19, 2005 for the six-month period ended September 30, 2005 and sets forth the following information:

PART ONE CORPORATE INFORMATION

- I. Outline of the company
  1. Changes in principal indicators of business operations, etc.
  2. Substance of business
  3. Related companies
  4. Employees
- II. Business operations
  1. Summary of results of operations, etc.
  2. State of life insurance business
  3. Material business issues to be dealt with
  4. Contracts material to operation of business
  5. Research and development activities
- III. Conditions of facilities
  1. Conditions of principal facilities
  2. Plans for establishment, disposal, etc. of facilities
- IV. State of the company
  1. Information concerning shares, etc.
  2. Changes in share price
  3. Officers
- V. Financial condition
  1. Consolidated interim financial statements, etc.
  2. Non-consolidated interim financial statements, etc.
- VI. Information for reference

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Interim audit reports

The semi-annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.

Securities Registration Statements

Securities registration statements regarding the issuance of new shares by way of public offering, secondary distribution of issued shares by way of over-allotment and the issuance of new shares by way of third party allotment, and an amendment thereto were filed with the Director of the Kanto Local Finance Bureau through EDINET on February 16, 2006 and February 24, 2006, respectively. Such securities registration statements are available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.

Amendment to Annual Securities Report

An amendment to the Annual Securities Report for the 1st fiscal year (from April 1, 2004 through March 31, 2005) was filed with the Director of the Kanto Local Finance Bureau through EDINET on February 24, 2006. The amendment to the annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.